catalyst paper corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

The following management’s discussion and analysis (MD&A) of Catalyst Paper Corporation (the company, we, us, and our) should be read in conjunction with our consolidated financial statements for the years ended December 31, 2013, 2012 and 2011, and the notes thereto, which have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States (U.S.). Additional information about the company, including our most recent Annual Information Form is available on our website at www.catalystpaper.com, or the Canadian Securities Administrators’ electronic filing website at www.sedar.com.

Throughout this discussion, references are made to certain measures that are not measures of performance under U.S. GAAP, including operating earnings, adjusted EBITDA, adjusted EBITDA before restructuring costs, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company’s common shareholders before specific items, and free cash flow. We believe that these non-GAAP measures are useful in evaluating our performance. These non-GAAP measures are defined and reconciled to their nearest GAAP measure in section 12, Non-GAAP measures.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars. The term “dollars” and the symbols “$” and “CDN$” refer to Canadian dollars and the term “U.S. dollars” and the symbol “US$” refer to United States dollars.

In this MD&A, the term “tonne” and the symbol “MT” refer to a metric tonne and the term “ton” or the symbol “ST” refer to a short ton, a measure of weight equal to 0.9072 metric tonne. Use of these symbols is in accordance with industry practice.

The information in this report is as at March 4, 2014, which is the date of filing in conjunction with our press release announcing our results for the fourth quarter of 2013 and 12 months ended December 31, 2013. Disclosure contained in this document is current to March 4, 2014, unless otherwise stated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 (forward-looking statements), including but not limited to, statements about our strategy, plans, future operating performance, contingent liabilities and outlook.

Forward-looking statements:

•	Are statements that address or discuss activities, events or developments that we expect or anticipate may occur in the future;

•	Can be identified by the use of words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “predicts”, “estimates”, “forecasts”, and similar words or phrases or the negative of such words or phrases;

•	Reflect our current beliefs, intentions or expectations based on certain assumptions and estimates, including those identified below, which could prove to be significantly incorrect:

–	Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

–	Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

–	Our ability to successfully obtain cost savings from our cost reduction initiatives;

–	Our ability to implement business strategies and pursue opportunities;

–	Expected cost of goods sold;

–	Expected component supply costs and constraints;

–	Expected foreign exchange and tax rates.

•	While considered reasonable by management, are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results or events to differ from historical or anticipated results or events. These risk factors and others are discussed in this MD&A. Certain of these risks are:

–	The impact of general economic conditions in the countries in which we do business;

–	Conditions in the capital markets and our ability to obtain financing and refinance existing debt;

–	Market conditions and demand for our products (including declines in advertising and circulation);

–	The implementation of trade restrictions in jurisdictions where our products are marketed;

–	Fluctuations in foreign exchange or interest rates;

–	Raw material prices (including wood fibre, chemicals and energy);

–	The effect of, or change in, environmental and other governmental regulations;

–	Uncertainty relating to labour relations;

–	The availability of qualified personnel;

–	The availability of wood fibre;

–	Legal proceedings;

–	The effects of competition from domestic and foreign producers;

–	The risk of natural disaster and other factors, many of which are beyond our control.

As a result, no assurance can be given that any of the events or results anticipated by such forward-looking statements will occur or, if they do occur, what benefit they will have on our operations or financial condition. Readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Management’s Discussion and Analysis

1.	Company Profile	4

2.	Annual Overview - 2013	5

3.	Strategy	10

4.	Consolidated Results - Annual	16

5.	Segmented Results - Annual	18

6.	Consolidated and Segmented Results - Quarterly	24

7.	Financial Condition	29

8.	Liquidity and Capital Resources	30

9.	Contingent Liabilities	33

10.	Off-Balance Sheet Arrangements	33

11.	Summary of Quarterly Results	34

12.	Non-GAAP Measures	34

13.	Critical Accounting Policies and Estimates	38

14.	Changes in Accounting Policies	42

15.	Impact of Accounting Pronouncements Affecting Future Periods	43

16.	Risks and Uncertainties	43

17.	Governance and Management Systems	50

18.	Sensitivity Analysis	50

19.	Outlook	51

20.	2014 Key Objectives	53

21.	Disclosure Controls and Internal Control over Financial Reporting	53

1.	Company Profile

We are the largest producer of mechanical printing papers in western North America. We also produce Northern Bleached Softwood Kraft (NBSK) pulp which is marketed primarily in Asia. Our business is comprised of three business segments: specialty printing papers, newsprint, and pulp. Specialty printing papers include coated mechanical, uncoated mechanical and directory paper. We are the only producer of coated mechanical paper and soft-calender (SC) paper in western North America. We operate three paper mills in British Columbia (B.C.) in Crofton, Port Alberni and Powell River. Our Crofton mill includes a two-line kraft pulp operation.

Our products are sold by our sales and marketing personnel in North America and through distributors and agents in other geographic markets. These products are shipped by a combination of rail, truck, and barge for customers located in North America and by break-bulk and deep-sea container vessels for customers located overseas.

Specialty Printing Papers

Our largest business segment is specialty printing papers, which generated 61% of 2013 consolidated sales revenue; our papers are sold to a diversified customer base consisting of retailers, magazine and catalogue publishers, commercial printers and telephone directory publishers. In 2013, 89% of specialty printing papers sales volume was sold to customers in North America.

Newsprint

Newsprint sales generated 18% of 2013 consolidated sales revenue. The newsprint customer base consists primarily of newspaper publishers located in western and central North America, Asia and Latin America. In 2013, 44% of newsprint sales volume was sold to customers in North America.

Pulp

Pulp sales generated 21% of 2013 consolidated sales revenue. The pulp customer base is located primarily in Asia and includes producers of tissue, magazine papers, wood-free printing and writing papers, and certain specialty printing paper products. In 2013, 100% of pulp sales volume was sold to customers in Asia. The Crofton pulp mill is located on tidewater and has a deep-sea vessel loading facility which provides a competitive advantage shipping direct to Asian markets.

2014 Product Applications

Segment	Specialty Printing Papers				Newsprint	Market Pulp
Uncoated Mechanical
Category	Soft- calendered	Machine- finished	Coated Mechanical	Directory	Newsprint	NBSK Pulp
Brand names	Electracal Electraprime	Electrabrite Electrabrite Lite Electrastar Electra Max Electrabrite Book	Electracote Electracote Brite Pacificote Ascent	Catalyst	Marathon Marathon Lite	Crofton Kraft
Basis weight (g/m 2)	45 – 52	45 – 74	47.3-74	29 – 40	40 – 48.8	n/a
Applications	retail inserts, magazines, catalogues, flyers, direct mail, directories	retail inserts, magazines, supplements, flyers, direct mail, books, corporate communication books/manuals	retail inserts, magazines, catalogues, direct mail	telephone books, catalogues	newspapers, retail inserts, flyers, supplements, directories	tissue, printing and writing papers, specialty paper products, containerboard
Total capacity (tonnes)	469,000 [1]		224,000	116,000 [1]	349,000 [1]	355,000 [2]
% of total capacity	31%		15%	8%	23%	23%

2014 Capacity by Mill Location and Product Line 1

		Specialty Printing Papers [1]			Newsprint [1]	Market Pulp		Total
Mill Location	Number Of Paper Machines	Uncoated Mechanical	Coated Mechanical	Directory	Newsprint	NBSK Pulp
Crofton, B.C. [3]	2	–	–	–	349,000	355,000	[2]	704,000
Port Alberni, B.C.	2	–	224,000	116,000	–	–		340,000
Powell River, B.C.	3	469,000	–	–	–	–		469,000
Total capacity (tonnes)	7	469,000	224,000	116,000	349,000	355,000		1,513,000
% of total capacity		31%	15%	8%	23%	23%		100%

1	Capacities expressed in the above tables can vary as we are able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades.

2	Total pulp capacity at Crofton is 393,000 tonnes, of which 355,000 tonnes are designated as market pulp with the remaining 38,000 tonnes being consumed internally.

3	No. 1 paper machine at Crofton remains indefinitely curtailed.

Geographic sales distribution

Total Geographic Sales Distribution
(% tonnes)

Our products are sold globally. North America continues to be our principal market, comprising 58% of consolidated sales volume for 2013.

2.	Annual Overview - 2013

Business overview

Operating earnings for the year declined due to reduced paper sales, lower average transaction prices for all paper segments and higher manufacturing costs. This was partially offset by better pulp sales volumes and pricing, and the positive impact of a weaker Canadian dollar. Total sales volumes were down primarily due to a shortfall in our production volumes resulting from a number of unforeseen maintenance events and start-up issues related to our major maintenance outages in the year.

Manufacturing costs crept higher due to significantly higher electric power cost and increased maintenance and labour spending. Power cost increased due to rate increases by BC Hydro as well as the reinstitution of provincial sales tax. These cost increases were partially offset by power sales generated by the G12 steam turbine generator located at our Powell River mill.

We completed the sale of most of our non-core assets in the year, including the Snowflake mill, our interest in Powell River Energy, the Elk Falls site, and the Port Alberni wastewater treatment facility, for total proceeds of $51.4 million. We also completed the partial settlement of our defined benefit plan for salaried employees (Salaried Plan) under the special portability election option.

Financial Performance

We recorded a net loss attributable to the company of $127.6 million and a net loss attributable to the company before specific items of $31.5 million in 2013. This compared to a net gain of $583.2 million in 2012, reflecting the impact of reorganization under creditor protection proceedings, and a net loss attributable to the company before specific items of $37.8 million.

Significant specific items in 2013 included reorganization costs related to finalizing the creditor protection proceedings, a net gain on the sale of non-core assets including the Snowflake mill, our interest in Powell River Energy and the Elk Falls site, a settlement gain on our Salaried Plan under the special portability election option, a loss on the purchase of floating rate senior secured notes due 2016 (Exit Notes), an impairment charge on goodwill and fixed assets, and a foreign exchange loss on the translation of U.S. dollar denominated debt.

Significant specific items in the prior year included reorganization credits related to the forgiveness of pre-petition debt and accounts payable and fair value adjustments from the implementation of fresh start accounting, reorganization expenses related to legal and consulting fees, restructuring fees incurred prior to entering creditor protection, closure costs related to the discontinued Snowflake mill, and a foreign exchange gain on the translation of U.S. dollar denominated debt.

Selected Annual Financial Information

(In millions of dollars, except where otherwise stated)	2013	2012	2011
Sales [2]	$1,051.4	$1,058.2	$1,079.7
Operating earnings (loss) [2]	(87.8)	19.1	(704.5)
Depreciation and amortization [2]	47.0	36.3	105.5
Adjusted EBITDA [1,2]	46.1	55.4	62.8
− before restructuring costs [1,2]	47.3	60.7	68.7
Net earnings (loss) attributable to the company	(127.6)	583.2	(974.0)
− before specific items [1]	(31.5)	(37.8)	(126.3)
Total assets	700.1	978.8	737.6
Total long-term liabilities	565.5	720.6	713.6
Adjusted EBITDA margin [1,2]	4.4%	5.2%	5.8%
− before restructuring costs [1,2]	4.5%	5.7%	6.4%
Net earnings (loss) per share attributable to the company’s common shareholders (in dollars)
− basic and diluted from continuing operations [3]	$(9.01)	$41.65	$(2.04)
− basic and diluted from discontinued operations [3]	0.21	(1.15)	(0.51)
− before specific items [3]	(2.17)	(2.62)	(0.33)
(In thousands of tonnes)
Sales [2]	1,373.3	1,401.4	1,351.2
Production [2]	1,382.6	1,388.6	1,365.1
Common shares (millions)
At period-end [3]	14.5	14.5	381.9
Weighted average [3]	14.5	14.4	381.9

1	Refer to section 12, Non-GAAP measures.

2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations; earnings from discontinued operations, net of tax, are shown separately from continuing operations in the consolidated statements of earnings (loss) in our annual consolidated financial statements for the year ended December 31, 2013.

3	Earnings per share data for periods ended on and subsequent to September 30, 2012 were based on the weighted average common shares issued pursuant to our reorganization under CCAA. Earnings per share data for periods prior to September 30, 2012 were based on the weighted average common shares outstanding prior to emergence from the creditor protection proceedings. These shares were cancelled on September 13, 2012.

Market Overview

North American Paper Demand and NBSK Pulp Shipments
(in thousands of metric tonnes)
(Source: PPPC)

* Uncoated mechanical is comprised of high-gloss and standard grades.

North American demand decreased for all paper grades in 2013 except for uncoated mechanical. After a slow start, demand for uncoated mechanical increased significantly in the second half of the year. The decline in North American demand was most significant for directory and newsprint. Strong exports to Asia, however, partly compensated for weak domestic newsprint demand. Compared to 2012, inventory levels at the end of 2013 increased for lightweight coated (LWC) and uncoated mechanical, remained flat for newsprint and declined for directory. Average benchmark prices for the year were down for all paper segments compared to the prior year. Prices and operating rates for uncoated paper recovered in the second half of the year due to stronger market conditions.

The global market for NBSK pulp increased due to increased demand in China. NBSK pulp benchmark prices for China increased in 2013.

Organizational Changes

Joe Nemeth was appointed President, Chief Executive Officer, and director of the company effective October 1, 2013. Leslie T. Lederer, who held this position on an interim basis with the departure of Kevin J. Clarke at the end of June 2013, continues as a director and Chairman of the Board of directors.

On November 21, 2013, we began implementing a decision to reduce the size of the executive team by three positions in accordance with the company’s plan to improve operational efficiency and cost competitiveness.

On June 24, 2013, Jill Leversage was appointed to, and Giorgio Caputo resigned from, the Board of directors.

Asset Sales

During 2013, we completed the sale of a number of non-core assets, including:

•	Sale of interest in Powell River Energy

On March 20, 2013 we completed the sale of our 50% interest in Powell River Energy Inc (PREI), and Powell River Energy Limited Partnership (collectively “Powell River Energy”) for $33.0 million. Electricity generated by PREI will continue to be sold to the company under the existing power purchase agreement which expires in 2016 with extension to 2021 in one-year renewal term increments at the option of the company. Under the company’s plan of arrangement (Plan) under the Companies’ Creditors Arrangement Act (CCAA), approximately $12.7 million of the net proceeds of the sale were distributed to unsecured creditors who, pursuant to our restructuring under the Plan, did not elect to receive shares in settlement of their claims. The company made an offer to purchase US$20.0 million of its Exit Notes with the balance of the net proceeds. See “Purchase of Exit Notes”.

•	Sale of Snowflake Mill

On January 30, 2013 we completed the U.S. Court approved sale of the assets of the closed Snowflake facility and the shares of The Apache Railway Company to a third party for US$13.5 million and other non-monetary consideration. The Snowflake facility permanently closed on September 30, 2012.

•	Sale of Elk Falls Site

On May 24, 2013 we completed the sale of our Elk Falls industrial site and related assets for proceeds of $8.6 million to Quicksilver Resources Canada Inc. The pulp and paper mill which formerly operated at Elk Falls was indefinitely curtailed in 2009 and permanently closed in 2010.

•	Sale of Port Alberni Wastewater Treatment Facility

On September 30, 2013 we completed the sale of a wastewater treatment facility and related infrastructure to the City of Port Alberni for proceeds of $5.8 million. The sale included the 13.4 hectare wastewater treatment facility and 3.9 hectare parcel of lands combined with a road dedication to facilitate development of an industrial truck route along the waterfront. We received $5.0 million of the proceeds on September 30, 2013 and will receive $0.8 million in September 2014.

We have agreed to settle the mortgage receivable due from PRSC Limited Partnership and sell our interest in PRSC Land Developments Ltd. for approximately $3.0 million and continue to work toward completion of that transaction. We also continue to actively market our remaining poplar plantation land.

Special Portability Election

Under a special portability election option we offered members of our Salaried Plan a one-time reduced lump sum payment option as full settlement of their entitlements under the plan. Members had to make their elections by no later than December 15, 2012 and had until June 30, 2013 to revoke their elections in favour of continuing to receive monthly pension payments. 285 plan members representing $38.3 million of reduced lump-sum value (representing $59.6 million of commuted value as described below) maintained their elections. Lump-sum payments were funded in July 2013 from plan assets.

Members who exercised the election received reduced lump-sum payments calculated as the commuted value of future pension payments multiplied by the solvency ratio of the plan on December 31, 2012. In addition, these members will receive quarterly top-up payments over the next four years totaling 8% of their commuted value. Commuted value is the amount a plan member needed to invest on December 31, 2012 to provide for future pension benefits, incorporating an interest rate based on Government of Canada bonds.

Implementation of the special portability option resulted in a reduction of approximately $21 million in the plan’s solvency deficit as at December 31, 2012. The company’s contribution to the solvency deficit of the plan and top-up payments for 2013 will total approximately $4 million. The lump-sum payments represented a partial settlement of the Salaried Plan in the third quarter. See section 13, Critical Accounting Policies and Estimates for a description of the accounting impact of the partial settlement of the Salaried Plan on our financial results.

Adjustment to carrying value of long-lived assets

On December 31, 2013 we wrote down the full carrying value of our goodwill by $56.7 million and the carrying value of our buildings, plant and equipment by $30.2 million due to the need to record an asset impairment charge required by accounting rules under U.S. GAAP. Potential impairment indicators that led to this adjustment included declines in current and forecasted paper prices and announced rate increases in future electric power purchases that may negatively impact future operating costs and profitability.

The total earnings projections of our mills as at December 31, 2013 used in the impairment calculation were higher than the earnings projections as at September 30, 2012 used for fresh start accounting; however, accounting rules under U.S. GAAP require downward adjustments, but do not allow upward adjustments, on fixed asset values. The reduction in carrying values were to the fixed assets of our Powell River and Port Alberni mills due in part to reduced pricing forecast for specialty paper as compared to pricing forecasts in 2012 that were utilized when we assigned fair values to our assets under fresh start accounting. Conversely, the impact of stronger current and forecasted pricing for newsprint and pulp and forecasted currency weakness supported a higher fair value for the Crofton pulp and paper mills than the fair value established under fresh start accounting in 2012.

Refer to section 13 Critical accounting policies and estimates for a description of the assumptions and estimates used to calculate this impairment charge.

Successful Appeal of Sales Tax Reassessment

On January 28, 2014, the Supreme Court of British Columbia ruled in favour of Catalyst Paper in our action against the Province of British Columbia involving a reassessment of the amount of sales tax payable under the Social Services Tax Act on electricity purchased from PREI in 2001 through 2010. We estimate that we will receive a sales tax refund of $5.8 million including interest. The Province of British Columbia has applied to the British Columbia Court of Appeal for leave to appeal this decision.

Purchase of Exit Notes

Holders of US$15.6 million of the Exit Notes accepted the offer made on March 26, 2013 to purchase up to US$20.0 million of the Exit Notes with the balance of net proceeds from the sale of our interest in PREI. On April 24, 2013, the company completed the purchase of US$15.6 million of Exit Notes at par plus accrued and unpaid interest.

Return to Provincial Sales Tax

On April 1, 2013, the Province of British Columbia reverted back to a provincial sales tax (PST) regime. The additional direct annualized cost to our business is estimated to be approximately $12 million, based on actual 2013 expenditures. Approximately $9 million of this increase relates to purchased electric power.

Listing of New Common Shares

On January 7, 2013, our new common shares were listed and began trading on the Toronto Stock Exchange (TSX) under the symbol “CYT”. The company initiated a small shareholder selling program that commenced on January 7, 2013 and ended February 28, 2013 that gave shareholders who held 99 or fewer new common shares the opportunity to sell their shares without incurring commission charges. The program was entirely voluntary and no recommendations were made by the company or its Board of Directors in respect of the sale of shares pursuant to the program.

Canadian Dollar

The chart below illustrates the movement of the US$/CDN$ average spot rate over the past three years:

US$ / CDN$ Foreign Exchange Rates
(Average Spot Rate)

US$/CDN$ Exchange

	2011				2012				2013
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Average spot rate	1.015	1.033	1.020	0.977	0.999	0.990	1.005	1.009	0.992	0.977	0.963	0.953
Average effective rate	1.011	1.032	1.020	0.977	0.999	0.990	1.005	1.009	0.992	0.977	0.963	0.953
Period-end spot rate	1.029	1.037	0.963	0.983	1.001	0.981	1.017	1.005	0.985	0.951	0.972	0.940

The majority of our sales are denominated in U.S. dollars. The Canadian dollar weakened in 2013 and traded below par against the U.S. dollar. There was no difference between our average effective exchange rate and the average spot rate in 2013. The US$/CDN$ exchange rate movement in 2013 compared to 2012 resulted in a positive variance of $27.6 million on revenue and a positive variance of $21.1 million on adjusted EBITDA. Year-end spot rate movement resulted in an after-tax foreign exchange loss of $18.8 million on the translation of U.S. dollar denominated debt in 2013, compared to an after-tax foreign exchange gain of $20.8 million in 2012. We have a program in place to hedge a portion of our anticipated U.S. dollar sales, although, effective April 1, 2010, we no longer designate the positions as hedges for accounting purposes. At December 31, 2013 we did not have any foreign currency options or forward contracts outstanding. Refer to our annual consolidated financial statements for the year ended December 31, 2013 note 27, Financial instruments, for additional details.

3.	Strategy

Our objective is to return to profitability and maximize cash flows through capital restructuring, reduced manufacturing costs and optimizing our brands and customer base.

2013 Performance Metrics

The following performance drivers were identified as key to achieving our strategic goals and creating value for our investors in 2013:

1.	Financial performance and flexibility

Our ability to generate adequate liquidity and establish an appropriate capital structure enables us to maintain our operations, finance growth and service our debt and other obligations.

10

Key objectives

•	Complete outstanding restructuring items and use proceeds of assets sales to pay down debt.

•	Reduce operating costs, and focus on generating positive free cash flow.

•	Complete special portability option program developed to deal with the salaried pension deficit.

Key performance indicators

Key metrics to measure our ability to generate operating income and implement cost reduction initiatives include:

•	Adjusted EBITDA and adjusted EBITDA before restructuring costs [1].

•	Free cash flow [1].

•	Average delivered cash costs per tonne and average delivered cash costs per tonne before specific items [1].

1 Refer to section 12, Non-GAAP measures, for definitions of these measures.

Adjusted EBITDA and Adjusted EBITDA Before Restructuring Costs
(in millions of dollars)

Excludes Snowflake’s results

Achievements

•	Adjusted EBITDA declined in 2013 mostly due to lower sales volumes and average transaction prices for paper, and increased maintenance, labour and electric power cost. This was partially offset by increased pulp pricing and sales, and the positive impact of a weaker Canadian dollar.

•	Completed non-core asset sales in 2013 for proceeds of $51.4 million including the Snowflake mill, our interest in PREI, the Elk Falls site, the Port Alberni wastewater treatment facility, and poplar plantation land.

•	Purchased US$15.6 million Exit Notes from the net proceeds from the sale of our interest in PREI.

Free Cash Flow

(in millions of dollars)

11

•	Free cash flow for the year was negative $21.4 million. Free cash flow was positive for the last two quarters of the year and improved compared to the prior year due to reduced reorganization costs and lower expenses related to discontinued operations, partially offset by lower adjusted EBITDA and higher cash interest expense.

Average Delivered Cash Costs
($/tonne)

Excludes Snowflake’s results

•	Operating costs in 2013 were negatively impacted by a number of unforeseen maintenance and operational events.

•	Power cost increased significantly due to rate increases by BC Hydro and the reinstitution of PST, partially offset by increased power sales.

•	Prior to the sale of our interest in PREI we consolidated PREI’s results, thereby recognizing the adjusted EBITDA generated by PREI from power sales as a reduction to our consolidated operating costs (see discussion below the heading “Variable Interest Entities” under section 13, Critical Accounting Policies and Estimates). With the sale of our interest in PREI on March 20, 2013, adjusted EBITDA generated by PREI is no longer included.

•	Capital spending for the year was $23.4 million which included $16.0 million for maintenance of business. Prior year capital spending of $22.6 million included $16.1 million for maintenance of business.

•	Completed the special portability option program. Elections under the program were finalized by June 30, 2013, and lump-sum payments were distributed to members exiting the plan in July.

2.	Optimizing brands, customer base and sales reach

Shifting our production mix to higher value grades, capturing a bigger share of the market, penetrating new markets and diversifying our product mix to manage fluctuations in demand to ensure that we remain competitive in a challenging marketplace.

Product Mix

Key objectives

•	Increase breadth of product range and solidify position as the most flexible and diverse producer and marketer of paper in the West.

Key performance indicators

•	Key metrics include average sales revenue per tonne. Further details on 2013 results are provided in section 4, Consolidated results – annual, section 5, Segmented results – annual, and section 6, Consolidated and segmented results – quarterly.

12

Average Sales Revenue per Tonne – Consolidated
($/tonne)

Excludes Snowflake’s results

Achievements

•	Officially launched and grew sales of Ascent, the newest addition to our coated product line. Ascent is a coated three paper, the highest value grade we now produce.

•	Continued to penetrate the highest range of the machine-finished high bright market segment with Electrastar Max, our highest bright, highest value uncoated grade.

•	Retained customers as they moved from one grade to another. Our western location and broad product line allow customers to make the best choices for their business without the risk of changing paper suppliers.

Market Position

Key objective

•	Gain market share and expand sales reach into new markets with new products.

•	Expand geographic reach of Catalyst Paper into emerging world markets of Latin America and Asia.

Key performance indicators

•	Key metrics include total sales tonnes. Further details on 2013 results are provided in section 4, Consolidated results – annual, section 5, Segmented results – annual, and section 6, Consolidated and segmented results – quarterly.

13

Total Sales Tonnes

(tonnes 000s)

Excludes Snowflake’s results

Achievements

•	Launched Marathon Lite and increased worldwide sales to a third of our current newsprint sales.

•	Introduced and converted a growing number of customers to Electrabrite Ultra-Lite, a lighter basis weight, more economical alternative to traditional high bright papers.

•	Increased coated market share on the strength of our highest value coated grades, Pacificote and Ascent.

•	Grew market share in Latin America in each quarter of 2013.

3.	Corporate Social Responsibility

Corporate social responsibility is a core value. We are focused on improving workplace safety, promoting better communication with employees and following conservation practices that reduce our environmental impact.

Key objective

•	Significantly improve safety results reducing medical incidents by 50% and lost time injuries by 41% to achieve 2nd quartile or better industry ranking.

•	Establish Catalyst Paper as an employer-of-choice, and further strengthen linkages with training institutions and other recruitment-supporting initiatives.

•	Continue to seek competitive business conditions in B.C. including reductions in hydro and taxation rates and work with municipalities to achieve joint cost-saving service and infrastructure agreements.

Key performance indicators

Key metrics to measure social responsibility include:

•	Medical incident rate (MIR) which is the number of incidents requiring medical attention per 200,000 hours worked, and the lost-time injury frequency (LTI) which is the number of lost-time injuries per 200,000 hours worked.

•	Level of municipal and provincial property taxes levied in respect of our operations.

•	Level of BC Hydro electricity rates levied in respect of our operations.

14

Safety

(Per 200,000 hours worked)

Achievements

•	There was an improvement in safety in 2013 compared to the prior year. However, safety results still fell short of our targets.

•	Expanded employee engagement process with leadership workshops for supervisors, recruitment process review, and completion and examination of the results of a baseline survey of new employees.

•	Implemented a new pre-employment assessment process for hourly new hires.

B.C. Property Taxes
(in millions of dollars)

•	Class 4 municipal tax rates levied in 2013 were in line with the lower rates implemented in 2012.

•	Completed the sale of wastewater treatment facility to City of Port Alberni for proceeds of $5.8 million; agreement being finalized with City of Powell River to transfer our interest in PRSC Land Development Ltd. for approximately $3.0 million.

15

Annual Power Costs

(in millions of dollars)

•	Electric power cost increased significantly in the year due to the reinstitution of PST and rate increases by BC Hydro.

Conservation Practices and Processes

Key objectives

•	Work with community stakeholders to identify and implement sustainable watershed management solutions.

•	Adhere to high international standards for transparency and reporting of performance on social, governance and environmental factors.

•	Support revision of the B.C. Forest Stewardship Council standard to achieve increased access to FSC fibre.

Achievements

•	Assessment underway of new BC Water Sustainability Act proposed for legislative introduction in Spring 2014.

•	Completed assessment of our current sustainability disclosure against Global Reporting Initiative guidelines.

•	Industry working group formed to review B.C. Forest Stewardship Council standard, implementation challenges and opportunities for streamlining. Actively engaged with other forest sector stakeholders to identify and prioritize key aspects for revision.

Our 2013 Sustainability Report provides a comprehensive overview of our conservation practices and processes.

See section 20 for details of our key priorities for 2014.

4.	Consolidated Results - Annual

CONSOLIDATED RESULTS OF OPERATIONS

Year ended December 31, 2013 compared to year ended December 31, 2012

Sales

Sales decreased by $6.8 million in 2013 due to lower transaction prices for all paper segments, and lower sales volumes for all specialty grades, partially offset by the positive impact of a weaker Canadian dollar, higher sales volumes and transaction prices for pulp, and increases sales volumes for newsprint.

16

Adjusted EBITDA and Adjusted EBITDA before Restructuring Costs

The following table provides variances between periods for adjusted EBITDA and adjusted EBITDA before restructuring costs:

(In millions of dollars)	Adjusted EBITDA [1,2]	Adjusted EBITDA before restructuring costs [1,2]
2012	$55.4	$60.7
Paper prices	(18.1)	(18.1)
Pulp prices	10.7	10.7
Impact of Canadian dollar	21.1	21.1
Volume and mix	(4.7)	(4.7)
Furnish mix and costs	3.5	3.5
Power and fuel costs	(13.8)	(13.8)
Labour costs	(0.9)	(0.9)
Maintenance costs	(5.4)	(5.4)
Lower of cost or market impact on inventory, net of inventory change	(3.9)	(3.9)
Selling, general and administrative costs	0.9	0.9
Restructuring costs	4.1	–
De-recognition of interest in PREI	(8.9)	(8.9)
Power generation	1.6	1.6
Other, net	4.5	4.5
2013	$46.1	$47.3

1	Refer to section 12, Non-GAAP measures, for further details.

2	Numbers exclude the Snowflake mill’s results which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.

Operating Earnings (Loss)

Operating earnings decreased by $106.9 million due to an impairment charge in the current year of $86.9 million, lower adjusted EBITDA of $9.3 million and higher depreciation and amortization expense of $10.7 million.

Net Earnings (loss) Attributable to the Company

Net earnings attributable to the company decreased by $710.8 million. Net earnings for the current year included an after-tax operating loss of $87.8 million, an after-tax foreign exchange loss on the translation of U.S. dollar debt of $18.8 million, and after-tax interest expense of $37.5 million, partially offset by an after-tax settlement gain of $2.6 million related to the special pension portability election, and a net gain after tax on the sale of non-core assets including the Snowflake mill, our interest in PREI, the Elk Falls site and two parcels of poplar land of $12.3 million. Net earnings for the prior year included after-tax operating earnings of $19.1 million, a net after-tax reorganization credit of $663.7 million, and an after-tax foreign exchange gain on the translation of U.S. dollar debt of $20.8 million, partially offset by after-tax interest expense of $71.0 million, an after-tax fair value adjustment to non-controlling interest of $41.2 million, and impairment and other closure costs incurred on the discontinued Snowflake mill of $19.7 million.

The following table reconciles 2013 net earnings (loss) attributable to the company to 2012:

(In millions of dollars)	Pre-tax	After-tax
2012 net earnings (loss) attributable to the company	$582.3	$583.2
Lower adjusted EBITDA before restructuring costs	(13.4)	(13.4)
Lower restructuring costs	4.1	4.1
Higher depreciation and amortization expense	(10.7)	(10.7)
Impairment charge in 2013	(86.9)	(86.9)
Change in foreign exchange gain (loss) on long-term debt	(39.6)	(39.6)
Change in reorganization items, net	(664.9)	(664.9)
Higher other income, net	17.4	17.4
Lower interest expense	34.5	33.5
Change in discontinued operations earnings (loss)	19.6	19.6
Change in net earnings (loss) attributable to non-controlling interest	30.1	30.1
2013 net earnings (loss) attributable to the company	$(127.5)	$(127.6)

17

5.	Segmented Results - Annual

Specialty Printing Papers

(In millions of dollars, except where otherwise stated)	2013	2012 [2]	2011 [2]
Sales	$635.1	$675.6	$690.4
Operating earnings (loss)	(102.3)	20.5	(565.1)
Depreciation and amortization	40.4	30.1	81.3
Adjusted EBITDA[1]	25.0	50.6	23.4
– before restructuring costs[1]	25.6	53.5	27.4
Adjusted EBITDA margin[1]	3.9%	7.5%	3.4%
– before restructuring costs[1]	4.0%	7.9%	4.0%
(In thousands of tonnes)
Sales	762.0	812.6	837.5
Production	770.9	805.5	842.0

1	Refer to section 12, Non-GAAP measures.

2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.

Specialty Printing Papers Benchmark Price Trend
Average delivered to U.S. benchmark transaction price (US$/short ton)
(Source: RISI)

Segment Overview

North American demand for coated mechanical decreased 6.6% for the year due to reduced advertising pages in magazines and a decrease in catalogues being mailed out. LWC inventories increased in the current year. The average benchmark price for LWC decreased to US$864 per short ton from US$869 per short ton in 2012.

North American uncoated mechanical demand (high-gloss and standard grades) increased 5.5% due to strong demand for high-gloss grades as customers sought lower cost alternatives to coated mechanical. Inventories for uncoated mechanical increased compared to 2012. Average benchmark prices for super-calendered A grade (SC-A) declined 2.9% to US$811 per short ton compared to the prior year. The SC-A benchmark price declined in the first half of 2013 before stronger market conditions pushed prices higher for the balance of the year. We implemented a US$50 per short ton price increase on our SC-A paper in the third and fourth quarter.

18

North American directory demand decreased 13.8% in 2013 from the prior year due to reduced publication of white pages, smaller book sizes, lower circulation, and the continued migration from printed directory books to the Internet. At US$750 per short ton, the average directory benchmark price for the current year decreased by 2.6% compared to the prior year. The majority of our directory pricing was largely fixed for the year based on 2013 contract pricing.

Operational Performance

The following chart summarizes the operating performance of our specialty printing papers segment:

Specialty Printing Papers Trend

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

The 2013 specialty printing papers product-grade distribution, based on sales volume, is depicted in the chart below:

Product Sales Distribution
(% tonnes)

The 2013 specialty printing papers geographic sales distribution, based on sales volume, is depicted in the chart below:

Geographic Sales Distribution
(% tonnes)

•	Sales volume decreased by 50,600 tonnes. Sales volumes were down mostly due to converting directory to newsprint at our Crofton mill.

19

•	Average sales revenue per tonne increased $2 per tonne due to the positive impact of a weaker Canadian dollar, mostly offset by lower average transaction prices for all specialty grades.

•	Average delivered cash costs increased $32 per tonne mostly due to increased spending on maintenance and indirect material and services, as well as cost increases in coating, electric power and operating supplies, partially offset by lower restructuring costs.

Newsprint

(In millions of dollars, except where otherwise stated)	2013	2012 [2]	2011 [2]
Sales	$192.3	$178.1	$141.3
Operating earnings (loss)	8.4	14.1	(69.2)
Depreciation and amortization	5.1	4.1	9.1
Adjusted EBITDA [1]	13.5	18.2	11.0
– before restructuring costs [1]	13.9	19.0	11.8
Adjusted EBITDA margin [1]	7.0%	10.2%	7.8%
– before restructuring costs [1]	7.2%	10.7%	8.4%
(In thousands of tonnes)
Sales	283.3	264.0	205.2
Production	288.5	265.1	208.1

1	Refer to section 12, Non-GAAP measures.

2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.

Standard Newsprint Price Trend
Average delivered to U.S. West Coast benchmark transaction price (US$/tonne)
(Source: RISI)

Segment Overview

North American newsprint shipments were down by 9.4% in 2013 mostly due to lower newspaper print advertising and declining circulation. Strong exports in the year, especially to Asia, partly compensated for weak domestic demand. Newsprint inventories remained flat for the year compared to 2012 levels.

The average North American newsprint benchmark price decreased 2.8% to US$598 per metric tonne compared to the previous year. On September 1, 2013, we implemented a US$15 per tonne price increase on our US customer accounts.

The Crofton No. 1 paper machine, originally curtailed in January 2010, remained indefinitely curtailed throughout 2013, resulting in 140,000 tonnes of curtailment on an annualized basis.

20

Operational Performance

The following chart summarizes the operating performance of our newsprint segment:

Newsprint Trend

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

The 2013 newsprint geographic sales distribution, based on sales volume, is depicted in the chart below:

Geographic Sales Distribution
(% tonnes)

•	Sales volume increased by 19,300 tonnes primarily due to increased newsprint production which partly offset lower directory production.

•	Average sales revenue increased $4 per tonne due to the positive impact of a weaker Canadian dollar, partially offset by lower average transaction prices.

21

•	Average delivered cash costs increased $24 per tonne mostly due to increases in maintenance, indirect material and services, operating supplies and electric power cost.

Pulp

(In millions of dollars, except where otherwise stated)	2013	2012 [2]	2011 [2]
Sales	$224.0	$204.5	$248.0
Operating earnings (loss)	6.1	(15.5)	(70.2)
Depreciation and amortization	1.5	2.1	15.1
Adjusted EBITDA[1]	7.6	(13.4)	28.4
– before restructuring costs[1]	7.8	(11.8)	29.5
Adjusted EBITDA margin[1]	3.4%	(6.6)%	11.5%
– before restructuring costs[1]	3.5%	(5.8)%	11.9%
(In thousands of tonnes)
Sales	328.0	324.8	308.5
Production	323.2	318.0	315.0

1	Refer to section 12, Non-GAAP measures.

2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.

Northern Bleached Softwood Kraft Price Trend
Average delivered to China benchmark transaction price (US$/tonne)
(Source: RISI)

Segment Overview

Global shipments of NBSK pulp increased by 2.3% in 2013 compared to prior year shipments fueled by improved demand in Asia and North America. The average NBSK benchmark price for China increased by 4.9% to US$700 per tonne compared to the prior year. We implemented price increases in China of US$20 per tonne in September, US$30 per tonne in October, and US$20 per tonne in November.

22

Operational Performance

The following chart summarizes the operating performance of our pulp segment:

Pulp Trend

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

The primary market for our market pulp is Asia. The 2013 pulp geographic sales distribution, based on sales volume, is depicted in the chart below:

Geographic Sales Distribution
(% tonnes)

•	Sales volume increased by 3,200 tonnes due to better production in the current year.

•	Average sales revenue increased by $53 per tonne due to higher average transaction prices and the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs decreased by $9 per tonne due to a reduction in the cost of fibre and chemicals and lower restructuring costs.

23

6.	Consolidated and Segmented Results - Quarterly

Selected Quarterly Financial Information

(In millions of dollars, except	2013					2012
where otherwise stated)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Sales [2]	$1,051.4	$272.1	$268.8	$263.4	$247.1	$1,058.2	$260.5	$265.7	$264.8	$267.2
Operating earnings (loss)[2]	(87.8)	(79.5)	4.9	(12.0)	(1.2)	19.1	(5.7)	5.9	9.3	9.6
Depreciation and amortization [2]	47.0	11.7	11.5	11.4	12.4	36.3	12.9	7.9	7.7	7.8
Adjusted EBITDA1 2	46.1	19.1	16.4	(0.6)	11.2	55.4	7.2	13.8	17.0	17.4
– before restructuring costs[1,2]	47.3	20.2	16.4	(0.5)	11.2	60.7	7.2	14.0	16.9	22.6
Net earnings (loss) attributable to the company	(127.6)	(95.0)	5.2	(28.0)	(9.8)	583.2	(35.2)	655.7	(11.7)	(25.6)
– before specific items[1]	(31.5)	1.7	(3.5)	(18.1)	(11.6)	(37.8)	(15.7)	(7.5)	(5.0)	(9.6)
Adjusted EBITDA margin[1,2]	4.4%	7.0%	6.1%	(0.2)%	4.5%	5.2%	2.8%	5.2%	6.4%	6.5%
– before restructuring costs1 2	4.5%	7.4%	6.1%	(0.2)%	4.5%	5.7%	2.8%	5.3%	6.4%	8.5%
Net earnings (loss) per share attributable to the company’s common shareholders (in dollars)
– basic and diluted from continuing operations[3]	$(9.01)	$(6.55)	$0.36	$(1.93)	$(0.89)	$41.65	$(1.55)	$1.73	$(0.03)	$(0.07)
– basic and diluted from discontinued operations[3]	0.21	–	–	–	0.21	(1.15)	(0.89)	(0.01)	0.00	0.00
– before specific items[1,3]	(2.17)	0.12	(0.24)	(1.25)	(0.80)	(2.62)	(1.09)	(0.02)	(0.01)	(0.03)
(In thousands of tonnes)
Sales (000 tonnes)
Specialty printing papers[2]	762.0	188.8	197.4	195.8	180.0	812.6	207.4	207.6	202.9	194.7
Newsprint[2]	283.3	75.3	66.1	72.6	69.3	264.0	66.2	67.8	67.0	63.0
Total paper[2]	1,045.3	264.1	263.5	268.4	249.3	1,076.6	273.6	275.4	269.9	257.7
Pulp[2]	328.0	82.4	87.1	78.2	80.3	324.8	74.0	81.2	76.5	93.1
Total sales[2]	1,373.3	346.5	350.6	346.6	329.6	1,401.4	347.6	356.6	346.4	350.8
Production (000 tonnes)
Specialty printing papers[2]	770.9	193.1	197.4	195.1	185.3	805.5	192.8	206.5	206.3	199.9
Newsprint[2]	288.5	78.0	70.1	68.9	71.5	265.1	65.3	67.3	68.4	64.1
Total paper[2]	1,059.4	271.1	267.5	264.0	256.8	1,070.6	258.1	273.8	274.7	264.0
Pulp[2]	323.2	79.1	90.1	74.5	79.5	318.0	75.2	79.6	77.7	85.5
Total production[2]	1,382.6	350.2	357.6	338.5	336.3	1,388.6	333.3	353.4	352.4	349.5
Common shares (millions)
At period-end	14.5	14.5	14.5	14.5	14.5	14.5	14.5	14.4	381.9	381.9
Weighted average	14.5	14.5	14.5	14.5	14.5	14.4	14.4	381.9	381.9	381.9

1	Refer to section 12, Non-GAAP measures.

2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.

3	Earnings per share data for periods ending on and subsequent to September 30, 2012 were based on our weighted average common shares issues pursuant to our reorganization under CCAA. Earnings per share data for periods prior to September 30, 2012 were based on our weighted average common shares outstanding prior to emergence from the CCAA proceedings. These shares were cancelled on September 13, 2012

24

Summary of Selected Segmented Quarterly Financial Information

(In millions of dollars, except	2013					2012
where otherwise stated)	Total	Q4 [3]	Q3 [3]	Q2 [3]	Q1[3]	Total [3]	Q4 [3]	Q3 [3]	Q2 [3]	Q1 [3]
Specialty printing papers
Sales	$635.1	$159.8	$164.6	$161.1	$149.6	$675.6	$171.8	$171.2	$169.4	$163.2
Operating earnings (loss)	(102.3)	(85.3)	(3.4)	(10.7)	(2.9)	20.5	1.2	8.5	7.2	3.6
Depreciation and amortization	40.4	10.0	9.9	9.9	10.6	30.1	11.2	6.4	6.2	6.3
Adjusted EBITDA[1]	25.0	11.6	6.5	(0.8)	7.7	50.6	12.4	14.9	13.4	9.9
–before restructuring costs[1]	25.6	12.2	6.5	(0.8)	7.7	53.5	12.4	15.1	13.3	12.7
Adjusted EBITDA margin[1]	3.9%	7.3%	3.9%	(0.5)%	5.1%	7.5%	7.2%	8.7%	7.9%	6.1%
–before restructuring costs[1]	4.0%	7.6%	3.9%	(0.5)%	5.1%	7.9%	7.2%	8.8%	7.9%	7.8%
Sales (000 tonnes)	762.0	188.8	197.4	195.8	180.0	812.6	207.4	207.6	202.9	194.7
Production (000 tonnes)	770.9	193.1	197.4	195.1	185.3	805.5	192.8	206.5	206.3	199.9
Curtailment (000 tonnes)[2]	–	–	–	–	–	17.6	12.1	–	–	5.5
Newsprint
Sales	$192.3	$52.0	$44.3	$49.4	$46.6	$178.1	$44.0	$45.6	$44.9	$43.6
Operating earnings (loss)	8.4	4.4	1.4	1.9	0.7	14.1	2.4	3.1	5.4	3.2
Depreciation and amortization	5.1	1.4	1.1	1.2	1.4	4.1	1.4	0.9	0.8	1.0
Adjusted EBITDA[1]	13.5	5.8	2.5	3.1	2.1	18.2	3.8	4.0	6.2	4.2
–before restructuring costs[1]	13.9	6.1	2.5	3.2	2.1	19.0	3.8	4.0	6.2	5.0
Adjusted EBITDA margin[1]	7.0%	11.2%	5.6%	6.3%	4.5%	10.2%	8.6%	8.8%	13.8%	9.6%
–before restructuring costs[1]	7.2%	11.7%	5.6%	6.5%	4.5%	10.7%	8.6%	8.8%	13.8%	11.5%
Sales (000 tonnes)	283.3	75.3	66.1	72.6	69.3	264.0	66.2	67.8	67.0	63.0
Production (000 tonnes)	288.5	78.0	70.1	68.9	71.5	265.1	65.3	67.3	68.4	64.1
Curtailment (000 tonnes)[2]	–	–	–	–	–	–	–	–	–	–
Pulp
Sales	$224.0	$60.3	$59.9	$52.9	$50.9	$204.5	$44.7	$48.9	$50.5	$60.4
Operating earnings (loss)	6.1	1.4	6.9	(3.2)	1.0	(15.5)	(9.3)	(5.7)	(3.3)	2.8
Depreciation and amortization	1.5	0.3	0.5	0.3	0.4	2.1	0.3	0.6	0.7	0.5
Adjusted EBITDA[1]	7.6	1.7	7.4	(2.9)	1.4	(13.4)	(9.0)	(5.1)	(2.6)	3.3
–before restructuring costs[1]	7.8	1.9	7.4	(2.9)	1.4	(11.8)	(9.0)	(5.1)	(2.6)	4.9
Adjusted EBITDA margin[1]	3.4%	2.8%	12.4%	(5.5)%	2.8%	(6.6)%	(20.1)%	(10.4)%	(5.1)%	5.5%
–before restructuring costs[1]	3.5%	3.2%	12.4%	(5.5)%	2.8%	(5.8)%	(20.1)%	(10.4)%	(5.1)%	8.1%
Sales (000 tonnes)	328.0	82.4	87.1	78.2	80.3	324.8	74.0	81.2	76.5	93.1
Production (000 tonnes)	323.2	79.1	90.1	74.5	79.5	318.0	75.2	79.6	77.7	85.5
Curtailment (000 tonnes)[2]	–	–	–	–	–	–	–	–	–	–

1	Refer to section 12, Non-GAAP measures.

2	Curtailment consists of downtime related to market demand.

3	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.

25

Fourth Quarter Overview

North American paper demand was down in the fourth quarter year-over-year for all segments except uncoated mechanical. Global pulp shipments in the fourth quarter increased compared to Q4 2012. Benchmark prices declined quarter-over-quarter for uncoated mechanical by 0.6% to US$825 per short ton and for LWC by 3.0% to US$842 per short ton while remaining flat for directory paper at US$750 per short ton. For newsprint, benchmark prices increased 1.7% to US$605 per tonne. Benchmark prices for pulp increased significantly in the fourth quarter to US$737 per tonne from US$685 per tonne in Q3.

Operating earnings for the quarter increased due to the positive impact of a weaker Canadian dollar, an increase in pulp and paper transaction prices, higher sales volumes for newsprint, and increased sale of electric power generated by our steam turbine generator located at the Powell River mill. This was partly offset by higher maintenance cost and lower sales volumes for our specialty paper grades and pulp. Maintenance costs were higher in the quarter due to a major maintenance outage on our recovery boiler at Crofton. In December, we sold two parcels of our remaining poplar plantation land.

We recorded a net loss attributable to the company of $95.0 million and net earnings attributable to the company before specific items of $1.7 million in Q4. This compared to net earnings attributable to the company of $5.2 million and a net loss attributable to the company before specific items of $3.5 million, respectively, in Q3. Specific items in Q4 included an impairment charge on goodwill and fixed assets, restructuring costs and a foreign exchange loss on the translation of U.S. dollar denominated debt. Significant specific items in the prior quarter included a gain on the partial settlement of our Salaried Plan under the special portability election option, and a foreign exchange gain on the translation of U.S. dollar denominated debt.

Adjusted EBITDA increased to $19.1 million from $16.4 million in the prior quarter and adjusted EBITDA before restructuring costs was $20.2 million in Q4 compared to $16.4 million for Q3. Refer to section 12, Non-GAAP measures, for additional information on specific items in the reported financial results.

Consolidated Results of Operations

Sales

Q4 2013 vs. Q3 2013

Sales revenues increased 1.2% due to the positive impact of a weaker Canadian dollar, higher average transaction prices for pulp and all paper segments excluding directory, and increased sales volumes for newsprint, partially offset by lower sales volumes for specialty paper and pulp, and slightly lower average transaction prices for directory paper.

Q4 2013 vs. Q4 2012

Sales revenues increased by 4.5% due to the positive impact of a weaker Canadian dollar, higher average transaction prices for newsprint and pulp, and increased sales volumes for newsprint, uncoated mechanical and pulp, partially offset by lower average transaction prices for all specialty paper segments and lower sales volumes for directory and LWC.

26

Adjusted EBITDA and adjusted EBITDA before Restructuring Costs

The following table provides variances between periods for adjusted EBITDA and adjusted EBITDA before restructuring costs:

(In millions of dollars)	Q3 2013	Q4 2012
Adjusted EBITDA in comparative period [1]	$16.4	$7.2
Specific items: restructuring costs	–	–
Adjusted EBITDA before restructuring costs in comparative period [1]	16.4	7.2
Paper prices	2.2	(4.4)
Pulp prices	3.0	7.1
Impact of Canadian dollar	2.3	10.2
Volume and mix	(2.1)	2.6
Furnish mix and costs	(0.9)	(3.0)
Power and fuel costs	(2.1)	(2.5)
Labour costs	(1.4)	(1.7)
Maintenance costs	(2.0)	5.0
Lower of cost or market impact on inventory, net of inventory change	(0.3)	(1.2)
Selling, general and administrative	0.8	0.3
De-recognition of interest in PREI	–	(2.6)
Power generation	3.7	1.7
Other, net	0.6	1.5
Adjusted EBITDA before restructuring costs in Q4 2013 [1]	20.2	20.2
Specific items: restructuring costs	(1.1)	(1.1)
Adjusted EBITDA in Q4 2013 [1]	$19.1	$19.1

1	Refer to section 12, Non-GAAP measures.

2	Numbers exclude the Snowflake mill’s results which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.

Operating Earnings (Loss)

Q4 2013 vs. Q3 2013

Operating earnings decreased by $84.4 million due to an impairment charge of $86.9 million in the current quarter and increased depreciation of $0.2 million, partially offset by an increase in adjusted EBITDA of $2.7 million.

Q4 2013 vs. Q4 2012

Operating earnings decreased by $73.8 million due to an impairment charge of $86.9 million in Q4, partially offset by an increase in adjusted EBITDA of $11.9 million and reduced depreciation of $1.2 million.

Net Earnings (Loss) Attributable to the Company

Q4 2013 vs. Q3 2013

Net earnings attributable to the company decreased $100.2 million primarily due to reduced after-tax operating earnings of $84.4 million, an after-tax foreign exchange loss on the translation of U.S. dollar debt of $9.4 million compared to an after-tax foreign exchange gain of $6.1 million for the prior quarter, and an after-tax settlement gain of $2.6 million in Q3 2013 related to the special pension portability election.

Q4 2013 vs. Q4 2012

Net earnings attributable to the company decreased by $59.8 million primarily due to decreased after-tax operating earnings of $73.8 million and an increase in after-tax foreign exchange loss on the translation of U.S. dollar debt of $6.2 million, partially offset by a decrease in after-tax interest expense of $2.7 million, an increase in other income after tax of $2.9 million, an after-tax loss from discontinued operations incurred in Q4 2012 of $12.9 million and after-tax reorganization expense incurred in Q4 2012 of $3.2 million.

27

Operational performance – Specialty Printing Papers

Q4 2013 vs. Q3 2013

•	Sales volume decreased by 8,600 tonnes due to reduced production and sales of directory, as well as lower LWC sales reflecting weaker market conditions in the quarter. Sales volumes of uncoated mechanical paper remained flat.

•	Average sales revenue increased $13 per tonne, reflecting the positive impact of a weaker Canadian dollar and an increase in average transaction prices for uncoated mechanical and LWC, partially offset by lower average transaction prices for directory paper.

•	Average delivered cash costs decreased by $16 per tonne primarily due to increased power sales and reductions in chemicals and electric power costs. This was partly offset by increased steam fuel costs and the incurrence of restructuring costs in the quarter.

Q4 2013 vs. Q4 2012

•	Sales volume decreased by 18,600 tonnes due to lower sales volumes for directory and LWC, partially offset by slightly higher sales volumes for uncoated mechanical.

•	Average sales revenue increased $19 per tonne reflecting the positive impact of a weaker Canadian dollar, partially offset by lower average transaction prices for all specialty paper grades.

•	Average delivered cash costs increased $16 per tonne primarily due to higher fibre and electric power cost and the incurrence of restructuring costs in the quarter, partially offset by reduced maintenance spending.

Operational performance – Newsprint

Q4 2013 vs. Q3 2013

•	Sales volumes increased by 9,200 tonnes in line with increased production in the quarter.

•	Average sales revenue increased $19 per tonne compared to Q3 due to higher average transaction prices and favourable exchange rate movement.

•	Average delivered cash costs decreased $22 per tonne mostly due to lower maintenance costs, partially offset by increased fibre cost and the incurrence of restructuring costs in the quarter. Maintenance costs in the prior quarter included a maintenance outage on the power boiler at Crofton.

Q4 2013 vs. Q4 2012

•	Sales volumes increased by 9,100 tonnes due to increased newsprint production which partly offset lower directory production.

•	Average sales revenue increased $24 per tonne due to slightly higher average transaction prices and the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs increased $3 per tonne primarily due to higher fibre and electric power cost, and the incurrence of restructuring costs in the quarter, partially offset by lower chemicals, steam fuel and maintenance cost.

Operational performance – Pulp

Q4 2013 vs. Q3 2013

•	Sales volume decreased by 4,700 tonnes in the fourth quarter. Pulp production was significantly lower in the quarter due to production downtime related to a major maintenance outage on our recovery boiler at Crofton.

•	Average sales revenue increased by $46 per tonne due to higher average transaction prices and the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs increased $111 per tonne mostly due to production downtime and increased maintenance and labour spending related to the maintenance shut on our recovery boiler, and increased cost of chemicals and steam fuel.

28

Q4 2013 vs. Q4 2012

•	Sales volume increased by 8,400 tonnes due to strong market conditions in the quarter.

•	Average sales revenue increased $129 per tonne due to significantly higher average transaction prices and the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs decreased by $12 per tonne mostly due to reduced maintenance spending and lower cost of chemicals, partially offset by increased fibre cost.

7.	Financial Condition

The following table highlights the significant changes between the consolidated balance sheets as at December 31, 2013 and December 31, 2012:

(In millions of dollars)	2013	2012	Variance	Comments
Working capital	$153.6	$151.4	$2.2	Increase reflects a $15.2 million increase to inventory and a $2.5 million increase in accounts receivable, partially offset by a $4.5 million decrease in cash and cash equivalents, a $4.4 million decrease in prepaids, a $0.7 million reduction in restricted cash, and a $5.9 million increase in accounts payable and other accrued liabilities. Inventories increased due to an increase in operating supplies and the buildup of finished goods on our paper products due to seasonally slower year-end sales falling short of production. The increase in accounts payable mostly reflects an increase in trade payables due, in part, to improved trade terms.
Assets held for sale	5.7	34.3	(28.6)	Decrease due to the sale of Elk Falls, Snowflake, two parcels of poplar land, and the Port Alberni wastewater lagoon. Remaining assets held for sale consist of poplar land, the mortgage receivable from PRSC Limited Partnership and our interest in PRSC Land Development Ltd.
Property, plant and equipment	412.2	611.6	(199.4)	Decrease mainly due to the de-recognition of the property, plant and equipment of PREI due to the sale of our interest in PREI, an impairment charge on the fixed assets of the Port Alberni and Powell River mills, and the impact of depreciation exceeding capital spending for the year.
Goodwill	–	56.7	(56.7)	Goodwill was fully impaired in the year.
Other assets	8.9	11.0	(2.1)	Decrease mainly due to amortization recognized on deferred financing cost related to our debt.
Liabilities associated with assets held for sale	–	15.2	(15.2)	The liability was settled due to the sale of the Snowflake mill. The mill’s accounts payable and other liabilities had been classified as held for sale up to the date of disposal.
Total debt	303.8	428.6	(124.8)	Decrease mainly due to the de-recognition of non-recourse debt on the sale of our interest in PREI, as well as the purchase of a portion of our Exit Notes.
Employee future benefits	254.9	289.7	(34.8)	Decrease reflects an actuarial gain recognized on our pension plans that included a settlement credit related to the partial settlement of the Salaried Plan under the special portability election option, as well as the fact that cash contributions to fund employee future benefits exceeded related expenses recognized for the year.
Other long-term obligations	8.8	8.9	(0.1)	Slight decrease due to progress made on an environmental remediation project resulting in a reduction to the related liability.

29

8.	Liquidity and Capital Resources

Selected annual financial information

(In millions of dollars, except where otherwise stated)	2013	2012	2011
Cash flows provided (used) by operations before changes in non-cash working capital	$7.3	$(32.0)	$(51.5)
Changes in non-cash working capital	(14.8)	40.1	(20.0)
Cash flows provided (used) by:
Operations	(7.5)	8.1	(71.5)
Investing activities	31.4	(9.6)	(17.7)
Financing activities	(30.3)	(5.1)	18.9
Capital spending	23.4	22.6	19.7
Depreciation and amortization	47.0	36.3	112.4
Impairment and other closure costs	86.9	11.5	823.6
Capital spending as % of depreciation and amortization	50%	62%	18%
Net debt to net capitalization at period-end[1]	96%	78%	366%

1	Net debt ratio equals net debt (total debt less cash) divided by net capitalization (shareholders’ equity attributable to the company and total debt less cash).

Selected quarterly financial information

(In millions of dollars, except where	2013					2012
otherwise stated)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Cash flows provided (used) by operations before changes in non-cash working capital	$7.3	$11.9	$6.1	$(8.5)	$(2.2)	$(32.0)	$(12.8)	$(15.8)	$(3.2)	$(0.2)
Changes in non-cash working capital	(14.8)	(8.2)	(19.1)	11.5	1.0	40.1	64.9	(5.3)	(5.0)	(14.5)
Cash flows provided (used) by:
Operations	(7.5)	3.7	(13.0)	3.0	(1.2)	8.1	52.1	(21.1)	(8.2)	(14.7)
Investing activities	31.4	(4.0)	(0.7)	19.7	16.4	(9.6)	(6.2)	(0.6)	14.2	(17.0)
Financing activities	(30.3)	(1.4)	11.5	(20.8)	(19.6)	(5.1)	(40.0)	16.5	(7.5)	25.9
Capital spending	23.4	3.7	5.3	8.5	5.9	22.6	10.4	7.3	3.0	1.9
Depreciation and amortization	47.0	11.7	11.5	11.4	12.4	36.3	12.9	7.9	7.6	7.9
Impairment	86.9	86.9	–	–	–	11.5	8.2	3.3	–	–
Capital spending as % of depreciation and amortization	50%	32%	46%	75%	48%	62%	81%	92%	39%	24%
Net debt to net capitalization at period-end[1]	96%	96%	74%	78%	73%	78%	78%	76%	417%	375%

1	Net debt ratio equals net debt (total debt less cash) divided by net capitalization (shareholders’ equity attributable to the company and total debt less cash).

Our principal cash requirements are for ongoing operating costs, working capital fluctuations, and capital expenditures as well as interest and principal payments on debt. We anticipate that future operating cash requirements can be funded through internally generated cash flows from operations and advances under our ABL Facility. Additional details are provided in “Capital resources” and in “Debt” below.

Operating activities

Cash flows from operating activities in 2013 decreased $15.6 million compared to 2012 due to an increase in working capital requirements, interest paid, and a decrease in adjusted EBITDA, partially offset by a reduction in net operating cash used by discontinued operations and reduced reorganization costs paid under the CCAA proceedings. The $14.8 million change in non-cash working capital in the current year consisted of an increase in accounts receivable of $2.7 million, an increase in inventories of $14.7 million, and a decrease in accounts payable and accrued liabilities of $1.0 million, partially offset by a reduction in prepaids of $3.6 million.

Investing activities

Cash provided by investing activities increased by $41.0 million compared to the previous year. The increase was largely due to proceeds from the sale of non-core assets of $51.4 million, partially offset by reduced proceeds from the sale of property, plant and equipment of $11.5 million compared to the prior year. Non-core assets sold in 2013 included Elk Falls, Snowflake, two parcels of poplar land, and the Port Alberni wastewater lagoon. Fixed asset additions in the current year related primarily to maintenance of the business.

30

Capital spending in 2013 was higher than 2012 levels especially as it related to safety and profit adding projects. The components are provided below:

(In millions of dollars)	2013	2012
Safety	$1.9	$1.2
Environment	2.2	3.1
Maintenance of business	16.0	16.1
Profit adding	3.3	2.2
Total [1]	$23.4	$22.6

1	Included $0.2 million related to PREI (2012 - $5.8 million)

Financing activities

Cash used by financing activities in 2013 increased by $25.2 million compared to 2012. This was primarily due to the purchase of Exit Notes in 2013 for $15.8 million compared to the receipt of net proceeds of $33.1 million in 2012 when these Notes were issued. This was partially offset by a decrease in the net repayment on the ABL Facility to $13.4 million in 2013 compared to a net repayment of $24.0 million in 2012, and deferred financing costs of $13.1 million paid in 2012 on the debtor-in-possession (DIP) facility and the new ABL facility.

Capital resources

Our capital resources include cash on hand and availability on our ABL Facility, with total liquidity at period-end summarized in the following table.

	ABL Facility				ABL Facility		DIP Facility
	2013				2012		2012
(In millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Borrowing base[1]	$140.4	$145.8	$138.7	$133.5	$125.2	$164.0	$159.6	$142.1
Letters of credit	(19.3)	(19.8)	(19.8)	(22.1)	(22.3)	(17.8)	(19.6)	(17.8)
Amount drawn, net	(10.6)	(11.8)	–	(4.7)	(24.0)	(64.0)	(70.5)	(77.8)
Minimum excess availability	–	–	–	–	–	–	(21.9)	–
Available to be drawn[2]	110.5	114.2	118.9	106.7	78.9	82.2	47.6	46.5
Cash on hand	12.1	13.8	16.0	14.1	18.5	12.6	17.8	19.3
Restricted cash	–	–	–	20.0	0.5	2.0	6.4	2.1
Total liquidity	$122.6	$128.0	$134.9	$140.8	$97.9	$96.8	$71.8	$67.9

1	The borrowing base at December 31, 2013 includes a reserve of $1.3 million for pension, $1.9 million for creditor insurance deductibles, $2.0 million for landlord waivers, $1.6 million for employee source deductions, and $0.3 million related to WorkSafeBC.

2	Our ABL Facility is subject to certain financial covenants as disclosed in our annual consolidated financial statements for the year ended December 31, 2013 in note 16, Long-term debt.

Our total liquidity increased by $24.7 million from the prior year primarily due to proceeds from the sale of non-core assets, lower restructuring and reorganization costs, and improved vendor payment terms, partially offset by lower adjusted EBITDA, decreased proceeds from the sale of property, plant and equipment, and an increase in cash interest payments. The increase in liquidity reflects a higher borrowing base, a decrease to our letters of credit and a reduction in the amount drawn on our ABL Facility, partially offset by lower cash on hand. The borrowing base increased primarily due to an increase in finished goods inventories resulting from seasonally slower paper sales at the end of the year. A similar slowdown in sales in the prior year was mitigated by a production curtailment for specialty paper. The decrease in liquidity from Q3 to Q4 was due to the payment of interest on Nov 1, 2013.

For information related to the computation of our borrowing base and availability on the ABL Facility, refer to our annual consolidated financial statements for the year ended December 31, 2013 note 16, Long-term debt.

At March 4, 2014 we had 14,527,571 common shares issued and outstanding. The company’s common shares have no par value and an unlimited number of shares are authorized for future issuance.

31

Debt

The following table illustrates the changes in our long-term debt for the year ended December 31, 2013:

Issue

(In millions of dollars)	January 1, 2013	Net increase (decrease)	Foreign exchange	December 31, 2013
Recourse
Floating rate senior secured notes, due September 2016 (US$19.4 million; January 1, 2013 - US$35.0 million)	$33.9	$(15.3)	$1.6	$20.2
Senior secured notes, 11.0% due October 2017 (US$250.0 million)	248.7	–	17.2	265.9
Revolving asset-based loan facility of up to $175.0 million due July 2017	24.0	(13.4)	–	10.6
Capital lease obligations	8.2	(1.1)	–	7.1
Non-recourse (PREI)
First mortgage bonds, 6.447% due July 2016	95.0	(95.0)	–	–
Subordinated promissory notes	18.8	(18.8)	–	–
Total debt	$428.6	$(143.6)	$18.8	$303.8
Less: current portion	6.6	(4.6)	–	2.0
Total long-term debt	$422.0	$(139.0)	$18.8	$301.8

We purchased US$15.6 million of our Exit Notes on April 24, 2013.

We derecognized our non-recourse debt, consisting of the first mortgage bonds and subordinated promissory notes owed by PREI, on the sale of our interest in PREI on March 20, 2013. We are no longer the primary beneficiary of this VIE subsequent to the date of sale, and therefore, no longer consolidate PREI’s debt.

We renewed certain master equipment leases for an additional ten years. This resulted in a reclassification of the principal amount outstanding on our capital leases from current to long-term.

See note 16, Long-term debt, in our annual consolidated financial statements for the year ended December 31, 2013 for additional information on changes to our debt.

From time to time, we may purchase our debt securities in the open market.

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2013:

Payments due by period

(In millions of dollars)	2014	2015	2016	2017	2018	Thereafter
Total debt, excluding capital lease obligations	$–	$–	$20.6	$276.5	–	$–
Capital lease obligations	2.0	0.4	0.5	2.3	1.9	–
Operating leases[2]	30.2	33.4	5.8	2.9	1.9	0.4
Interest payments on long-term debt [1]	30.3	30.3	29.9	27.7	–	–
Total	$62.5	$64.1	$56.8	$309.4	3.8	$0.4

1	Based on 11% cash interest on the 2017 Notes and drawings on the ABL facility as at December 31, 2013.

2	Subsequent to the sale of the company’s interest in PREI on March 20, 2013, the power purchase agreement between the company and PREI meets the definition of an operating lease under U.S.GAAP (see section 13, Critical accounting policies and estimates).

Financial Instruments

Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, long-term debt, and derivatives. Derivatives are used primarily to reduce exposure to currency risk on revenues, or occasionally debt, as well as price risk associated with revenue and energy costs. In accordance with our financial risk management program, we manage our exposure to risks through the use of financial instruments with counterparties that are of strong credit quality, normally being major financial institutions. We do not enter into financial instruments for speculative purposes.

32

At December 31, 2013 we did not have any foreign currency or commodity contracts outstanding.

For a description of the nature and extent of risk to the company from our financial instruments, as well as our respective accounting treatment of financial instruments, refer to our annual consolidated financial statements for the year ended December 31, 2013 note 27, Financial instruments. For the methods and assumptions we use to determine the fair value of financial instruments, refer to note 26, Fair value measurement, of those statements.

The following table reconciles the average spot exchange rate to our effective exchange rate:

US$/CDN$ FOREIGN EXCHANGE

	2013					2012
	YTD	Q4	Q3	Q2	Q1	YTD	Q4	Q3	Q2	Q1
Average Bank of Canada noon spot rate	0.971	0.953	0.963	0.977	0.992	1.001	1.009	1.005	0.990	0.999
Average effective rate included in adjusted EBITDA	0.971	0.953	0.963	0.977	0.992	1.001	1.009	1.005	0.990	0.999
(Favourable)/unfavourable impact of derivatives included in other expenses[1]	–	–	–	–	–	0.001	–	–	0.001	0.004
Foreign exchange (gain)/loss, on working capital balances, included in other expenses[2]	(0.007)	(0.011)	–	(0.011)	(0.005)	0.010	(0.002)	0.035	(0.017)	0.017
Average effective rate in net earnings/(loss) before income taxes[3]	0.964	0.942	0.963	0.966	0.987	1.012	1.007	1.040	0.974	1.020

(In millions of dollars)
1 Favourable/(unfavourable) impact of derivatives included in other expenses	$–	$–	$–	$–	$–	$(1.2)	$–	$–	$(0.2)	$(1.0)
2 Foreign exchange gain/(loss) on working capital balances included in other expenses	5.5	2.5	–	2.2	0.8	(7.5)	0.4	(7.8)	3.9	(4.0)
3 Excludes foreign exchange gain/(loss) on long-term debt and US$ interest expense

9.	Contingent Liabilities

We are not aware of any significant contingent liabilities outstanding as of March 4, 2014.

10.	Off-Balance Sheet Arrangements

Guarantees

We entered into a building lease agreement in 2001 under which we would continue to make the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor was no longer able to meet its contractual obligations. At December 31, 2013 the principal amount of the mortgage was $1.0 million. The agreement does not increase our liability beyond the obligations under the building lease.

33

11.	Summary of Quarterly Results

The following table highlights selected financial information for the eight consecutive quarters ended December 31, 2013:

	2013				2012
(In millions of dollars, except per share amounts)	Q4 [2]	Q3 [2]	Q2 [2]	Q1 [2]	Q4 [2]	Q3 [2]	Q2 [2]	Q1 [2]
Sales	$272.1	$268.8	$263.4	$247.1	$260.5	$265.7	$264.8	$267.2
Adjusted EBITDA [1]	19.1	16.4	(0.6)	11.2	7.2	13.8	17.0	17.4
Net earnings (loss) attributable to the company	(95.0)	5.2	(28.0)	(9.8)	(35.2)	655.7	(11.7)	(25.6)
Net earnings (loss) per share attributable to the company’s common shareholders
– basic and diluted from continuing operations	$(6.55)	$0.36	$(1.93)	$(0.89)	$(1.55)	$1.73	$(0.03)	$(0.07)
– basic and diluted from discontinued operations	–	–	–	0.21	(0.89)	(0.01)	–	–

1.	Refer to section 12, Non-GAAP measures.

2.	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.

In Q1 2013, the net earnings attributable to the company increased $25.4 million, or $0.66 per common share from continuing operations, from Q4 2012, due largely to higher after-tax operating earnings of $4.5 million, an after-tax gain on the sale of the Snowflake mill of $4.1 million, an after-tax gain on the sale of our interest in PREI of $5.3 million, and severance and other closure costs, net of tax, related to the Snowflake closure incurred in the prior quarter of $11.0 million.

In Q2 2013, net earnings attributable to the company decreased $18.2 million, or $1.04 per common share from continuing operations, from Q1, due largely to lower after-tax operating earnings of $10.8 million, an after-tax loss on the purchase of Exit Notes of $2.3 million, an increase in after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $3.7 million, and prior quarter gains after tax from the sale of the Snowflake mill of $4.1 million and our interest in PREI of $5.3 million. This was partially offset by an after-tax gain from the sale of the Elk Falls site of $2.1 million and decreased after-tax interest expense of $2.4 million.

In Q3 2013, net earnings attributable to the company increased $33.2 million, or $2.29 per common share from continuing operations, from Q2, due largely to higher after-tax operating earnings of $16.9 million, an after-tax settlement gain of $2.6 million related to the special pension portability election, and an after-tax foreign exchange gain on the translation of U.S. dollar debt of $6.1 million compared to an after-tax loss of $9.6 million in Q2. This was partially offset by an after-tax gain from the sale of the Elk Falls site of $2.1 million in Q2.

In Q4 2013, net earnings attributable to the company decreased $100.2 million, or $6.91 per common share from continuing operations, from Q3, primarily due to reduced after-tax operating earnings of $84.4 million. an after-tax foreign exchange loss on the translation of U.S. dollar debt of $9.4 million compared to an after-tax foreign exchange gain of $6.1 million for the prior quarter, and an after-tax settlement gain of $2.6 million in Q3 2013 related to the special pension portability election.

For summarized financial information about PREI, a variable interest entity for which we were the primary beneficiary prior to the sale of our interest on March 20, 2013, refer to note 7, Variable interest entities, of our annual consolidated financial statements for the year ended December 31, 2013.

12.	Non-GAAP Measures

Management uses certain measures that are not defined by U.S. GAAP to evaluate our performance and, as a result, the measures as employed by management may not be comparable to similarly titled measures reported by other entities. These non-GAAP measures should not be considered by an investor as an alternative to their nearest respective GAAP measure. Our non-GAAP measures include operating earnings (loss), adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, impairment and other closure costs, and before other non-operating income and expenses), adjusted EBITDA before restructuring costs, adjusted EBITDA margin, adjusted EBITDA margin before restructuring costs, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company’s common shareholders before specific items, and free cash flow.

34

Specific items are items that do not arise from the company’s day-to-day operating, investing and financing activities, or items that are subject to material volatility based on factors outside of management’s control. Specific items include: foreign exchange gain or loss on long-term debt, gain or loss on cancellation of long-term debt, asset impairment and other closure costs, restructuring costs, unusual non-recurring items, and certain income tax adjustments.

Adjusted EBITDA and adjusted EBITDA before Restructuring Costs

Adjusted EBITDA as defined equates to operating earnings (loss) plus depreciation and amortization and impairment and other closure costs. Adjusted EBITDA margin and adjusted EBITDA margin before restructuring costs are defined as adjusted EBITDA and adjusted EBITDA before restructuring costs as a percentage of sales.

These measures enable comparison of consolidated and segment operating results between periods without regard to debt service, income taxes, capital expenditure requirements, and specific items. These measures are provided to improve comparability between periods by eliminating the impact of financing (interest) and accounting (depreciation) items on our results.

Reconciliation of net earnings (loss) attributable to the company by year:

(In millions of dollars)	2013	2012	2011
Net earnings (loss) attributable to the company as reported	$(127.6)	$583.2	$(974.0)
Net earnings (loss) attributable to non-controlling interest	0.3	30.4	(2.6)
Net earnings (loss)	(127.3)	613.6	(976.6)
Depreciation and amortization [1]	47.0	36.3	105.5
Impairment	86.9	–	661.8
Foreign exchange (gain) loss on long-term debt [1]	18.8	(20.8)	9.7
Loss on Powell River fire	–	–	2.4
Other (income) expense, net [1]	(14.9)	2.5	(0.3)
Interest expense, net [1]	37.4	71.9	73.2
Income tax recovery [1]	0.1	(0.9)	(8.4)
Reorganization items, net [1]	1.2	(663.7)	–
(Earnings) loss from discontinued operations net of tax	(3.1)	16.5	195.5
Adjusted EBITDA	$46.1	$55.4	$62.8
Restructuring costs	1.2	5.3	5.9
Adjusted EBITDA before restructuring costs	$47.3	$60.7	$68.7

1	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.

35

Reconciliation to net earnings (loss) attributable to the company by quarter:

	2013						2012
(In millions of dollars)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss) attributable to the company	$(127.6)	$(95.0)	$5.2	$(28.0)	$(9.8)	$583.2	$(35.2)	$655.7	$(11.7)	$(25.6)
Net earnings (loss) attributable to non-controlling interest	0.3	–	–	–	0.3	30.4	(1.5)	32.7	(0.6)	(0.2)
Net earnings (loss)	(127.3)	(95.0)	5.2	(28.0)	(9.5)	613.6	(36.7)	688.4	(12.3)	(25.8)
Depreciation and amortization[1]	47.0	11.7	11.5	11.4	12.4	36.3	12.9	7.9	7.7	7.8
Impairment	86.9	86.9	–	–	–	–	–	–	–	–
Foreign exchange (gain) loss on long-term debt[1]	18.8	9.4	(6.1)	9.6	5.9	(20.8)	3.2	(25.2)	12.8	(11.6)
Other (income) expense, net[1]	(14.9)	(3.0)	(2.8)	(2.3)	(6.8)	2.5	(0.1)	8.2	(10.4)	4.8
Interest expense, net[1]	37.4	9.1	8.5	8.7	11.1	71.9	11.6	16.3	23.4	20.6
Income tax expense (recovery)[1]	0.1	–	0.1	–	–	(0.9)	0.2	(1.6)	0.5	–
Reorganization items, net[1]	1.2	–	–	–	1.2	(663.7)	3.2	(685.3)	(4.0)	22.4
(Earnings) loss from discontinued operations net of tax	(3.1)	–	–	–	(3.1)	16.5	12.9	5.1	(0.7)	(0.8)
Adjusted EBITDA	$46.1	$19.1	$16.4	$(0.6)	$11.2	$55.4	$7.2	$13.8	$17.0	$17.4
Restructuring costs
Specialty printing papers	0.6	0.6	–	–	–	2.9	–	0.2	(0.1)	2.8
Newsprint	0.4	0.3	–	0.1	–	0.8	–	–	–	0.8
Pulp	0.2	0.2	–	–	–	1.6	–	–	–	1.6
Total restructuring costs	1.2	1.1	–	0.1	–	5.3	–	0.2	(0.1)	5.2
Adjusted EBITDA before restructuring costs	$47.3	$20.2	$16.4	$(0.5)	$11.2	$60.7	$7.2	$14.0	$16.9	$22.6

1	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.

Net Earnings (Loss) Attributable to the Company before Specific Items

Specific items are defined previously, and the exclusion of such items from net earnings (loss) attributable to the company facilitates the comparison of financial results between periods.

Reconciliation to Net Earnings (Loss) Attributable to the Company by year:

(In millions of dollars and after-taxes, except where otherwise stated)	2013	2012	2011
Net earnings (loss) attributable to the company as reported	$(127.6)	$583.2	$(974.0)
Specific items:
Foreign exchange (gain) loss on long-term debt	18.8	(20.8)	11.8
Settlement gain on special pension portability election	(2.6)	–	–
Loss on Snowflake fire[1]	–	–	4.4
Loss on Powell River fire	–	–	2.0
Impairment and other closure costs[1]	87.1	19.7	823.6
Restructuring and change-of-control costs[1]	1.6	6.4	5.9
Reorganization items, net[1]	1.1	(667.5)	–
Loss on purchase of Exit Notes	2.3	–	–
Net gain on sale of non-core assets [2]	(12.2)	–	–
Fair market adjustment to non-controlling interest	–	41.2	–
Net earnings (loss) attributable to the company before specific items	$(31.5)	$(37.8)	$(126.3)
Net earnings (loss) per share attributable to the company’s common shareholders in dollars:
As reported (continuing operations)	$(9.01)	$41.65	$(2.04)
Before specific items	(2.17)	(2.62)	(0.33)

1	Includes amount related to Snowflake which was included in discontinued operations, net of tax in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.

2	Includes gains on the sale of the Elk Falls site ($3.1 million), the Snowflake mill ($4.1 million), and our interest in PREI ($5.3 million), partially offset by a loss on the sale of poplar land ($0.3 million).

36

Reconciliation to Net Earnings (Loss) Attributable to the Company by quarter:

(In millions of Canadian dollars and after-taxes, except	2013					2012
where otherwise stated)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss) attributable to the company	$(127.6)	$(95.0)	$5.2	$(28.0)	$(9.8)	$583.2	$(35.2)	$655.7	$(11.7)	$(25.6)
Specific items:
Foreign exchange (gain) loss on long-term debt	18.8	9.4	(6.1)	9.6	5.9	(20.8)	3.2	(25.2)	12.8	(11.6)
Settlement gain on special pension portability election	(2.6)	–	(2.6)	–	–	–	–	–	–	–
Impairment (recovery) and other closure costs	87.1	86.9	–	–	0.2	19.7	11.0	8.7	–	–
Restructuring costs	1.6	1.1	–	0.1	0.4	6.4	1.1	0.2	(0.1)	5.2
Reorganization items, net	1.1	–	–	–	1.1	(667.5)	4.2	(688.1)	(6.0)	22.4
Loss on purchase of Exit Notes	2.3	–	–	2.3	–	–	–	–	–	–
Net gain on sale of non-core assets [2]	(12.2)	(0.7)	–	(2.1)	(9.4)	–	–	–	–	–
Fair market adjustment to non-controlling interest	–	–	–	–	–	41.2	–	41.2	–	–
Net earnings (loss) attributable to the company before specific items	$(31.5)	$1.7	$(3.5)	$(18.1)	$(11.6)	$(37.8)	$(15.7)	$(7.5)	$(5.0)	$(9.6)
Net earnings (loss) per share attributable to the company’s common shareholders in dollars:
As reported (continuing operations)	$(9.01)	$(6.55)	$0.36	$(1.93)	$(0.89)	$41.65	$(1.55)	$1.73	$(0.03)	$(0.07)
Before specific items	(2.17)	0.12	(0.24)	(1.25)	(0.80)	(2.62)	(1.09)	(0.02)	(0.01)	(0.03)

1	Included in discontinued operations, net of tax in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.

2	Includes gains on the sale of the Elk Falls site ($3.1 million), the Snowflake mill ($4.1 million), and our interest in PREI ($5.3 million), partially offset by a loss on the sale of poplar land ($0.3 million).

Free Cash Flow

Free cash flow excludes working capital and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. This measure allows us to assess our ability to generate funds to repay debt and assists in cash flow forecasting.

Reconciliation to Cash Provided by Operating Activities less Cash Used by Investing Activities by year:

(In millions of dollars)	2013	2012	2011
Cash provided (used) by operating activities	$(7.5)	$8.1	$(71.5)
Cash used by investing activities	31.4	(9.6)	(17.7)
Proceeds from the sale of property, plant and equipment and other assets	(52.2)	(12.3)	(1.2)
Other investing activities	0.5	(3.7)	(0.8)
Non-cash working capital changes except changes in taxes and interest	8.6	(31.8)	42.0
Other	(2.2)	2.1	(9.6)
Free cash flow	$(21.4)	$(47.2)	$(58.8)

37

Reconciliation to Cash Provided by Operating Activities less Cash Used by Investing Activities by Quarter:

	2013					2012
(In millions of dollars)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Cash provided (used) by operating activities	$(7.5)	$3.7	$(13.0)	$3.0	$(1.2)	$8.1	$52.1	$(21.1)	$(8.2)	$(14.7)
Cash provided (used) by investing activities	31.4	(4.0)	(0.7)	19.7	16.4	(9.6)	(6.2)	(0.6)	14.2	(17.0)
Proceeds from the sale of property, plant and equipment and other assets	(52.2)	(0.3)	(5.0)	(8.6)	(38.3)	(12.3)	(0.8)	(3.6)	(7.4)	(0.5)
Other investing activities	0.5	0.6	0.6	0.5	(1.2)	(3.7)	–	(0.5)	(3.6)	0.4
Non-cash working capital changes except change in taxes and interest	8.6	1.3	26.1	(18.6)	(0.2)	(31.8)	(58.8)	5.9	7.3	13.8
Other	(2.2)	4.6	(7.2)	(15.3)	15.7	2.1	(10.1)	4.8	(7.1)	14.5
Free cash flow	$(21.4)	$5.9	$0.8	$(19.3)	$(8.8)	$(47.2)	$(23.8)	$(15.1)	$(4.8)	$(3.5)

Management’s Calculation of Free Cash Flow by Year:

(In millions of dollars)	2013	2012	2011
Adjusted EBITDA	$46.1	$55.4	$62.8
Interest expense, excluding amortization	(35.5)	(22.7)	(72.6)
Capital expenditures	(23.4)	(22.6)	(19.7)
Reorganization costs	(0.6)	(37.5)	–
Income taxes paid	–	0.2	(0.1)
Employee future benefits, expense over (under) cash contributions [1]	(7.0)	(11.8)	(8.0)
Net operating cash flow from discontinued operations	(1.0)	(8.2)	(21.2)
Free cash flow	$(21.4)	$(47.2)	$(58.8)

1	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in adjusted EBITDA.

Management’s Calculation of Free Cash Flow by Quarter:

	2013					2012
(In millions of dollars)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Adjusted EBITDA	$46.1	$19.1	$16.4	$(0.6)	$11.2	$55.4	$7.2	$13.8	$17.0	$17.4
Interest expense, excluding amortization	(35.5)	(8.7)	(8.0)	(8.2)	(10.6)	(22.7)	(11.0)	(4.7)	(3.7)	(3.3)
Capital expenditures	(23.4)	(3.7)	(5.3)	(8.5)	(5.9)	(22.6)	(10.4)	(7.3)	(3.0)	(1.9)
Reorganization costs	(0.6)	–	–	–	(0.6)	(37.5)	(1.8)	(12.7)	(9.5)	(13.5)
Income taxes received (paid)	–	–	–	–	–	0.2	–	0.2	–	–
Employee future benefits, expense over (under) cash contributions [1]	(7.0)	(0.8)	(2.3)	(2.0)	(1.9)	(11.8)	(3.4)	(2.3)	(3.2)	(2.9)
Net operating cash flow from discontinued operations	(1.0)	–	–	–	(1.0)	(8.2)	(4.4)	(2.1)	(2.4)	0.7
Free cash flow	$(21.4)	$5.9	$0.8	$(19.3)	$(8.8)	$(47.2)	$(23.8)	$(15.1)	$(4.8)	$(3.5)

1	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in adjusted EBITDA.

13.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

38

Note 2, Summary of significant accounting policies, in the December 31, 2013 consolidated financial statements includes a summary of the significant accounting policies used in their preparation. While all of the significant accounting policies are important to the annual consolidated financial statements, some of these policies may be viewed as involving a high degree of judgment. On an ongoing basis using currently available information, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad and doubtful accounts, fair value measurement, and income taxes. Actual results could differ from these estimates.

The following accounting policies require management’s most difficult, subjective and complex judgments, and are subject to measurement uncertainty.

Environmental and legal liabilities

Environmental and legal liabilities are recorded when it is considered probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Liabilities for environmental matters require evaluation of applicable environmental regulations and estimates of remediation alternatives and the costs thereof. Provisions for liabilities relating to legal actions and claims require judgments about projected outcomes and the range of loss, based on such factors as historical experience and recommendations of legal counsel.

As at December 31, 2013 we had a provision of $17.4 million for environmental, remedial and other obligations. We expect capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of the company’s properties, will total approximately $1.4 million in 2014.

Impairment of long-lived assets

We recognized goodwill on September 30, 2012 in accordance with fresh start accounting. Goodwill does not get amortized in subsequent periods, but is tested annually for impairment using a two-step impairment test at the reporting unit level. An assessment may first be performed based on certain prescribed qualitative factors to determine whether it is necessary to perform the two-step goodwill impairment test.

We review other long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. We test for impairment using a two-step methodology as follows:

(i)	Determine whether the projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date; and

(ii)	If assets are determined to be impaired in step (i), then such impaired assets are written down to their fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

Estimates of future cash flows and fair value require judgments, assumptions and estimates and may change over time. Due to the variables associated with judgments and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known. The carrying values of long-lived assets and goodwill represented approximately 58.9% and nil% of total assets respectively as at December 31, 2013. If future developments were to differ adversely from management’s best estimate of key assumptions and associated cash flows, we could potentially experience future material impairment charges.

On December 31, 2013, the company recognized an impairment charge of $56.7 million on goodwill and $30.2 million on property, plant and equipment.

Four asset groups were identified for the purpose of the impairment analysis: Crofton paper, Crofton pulp, Powell River and Port Alberni. Assets and related liabilities were grouped by mill in accordance with the enterprise valuation established for fresh start accounting on September 30, 2012 for which independent cash flows were identified for each mill.

The full carrying value of goodwill was included in the Powell River and Port Alberni asset groups for the purpose of the long-lived asset impairment test in accordance with the assignment of goodwill on application of fresh start accounting. The carrying value of assigned assets and liabilities exceeded the estimated fair value of the asset groups, resulting in full impairment of assigned goodwill and impairment of the carrying value of property, plant and equipment down to estimated fair value as of December 31, 2013. Goodwill assigned to the mills represented the present value of future economic benefits from tax attributes available to the company. Tax attributes continue to be available to the company but there may be restrictions on their availability to a buyer of an individual mill.

39

See note 6, Measurement uncertainty – impairment of long-lived assets in our consolidated financial statements for the year ended December 31, 2013 for a description of inputs and assumptions used.

Assets held for sale and discontinued operations

Assets and liabilities that meet the held-for-sale criteria are reported separately from continuing operations in the consolidated balance sheet. Assets held for sale and liabilities associated with assets held for sale are reported separately under current assets and current liabilities and are not offset and reported as a single amount in the consolidated balance sheet. Assets and liabilities are classified prospectively in the consolidated balance sheet as held for sale.

Assets classified as held for sale on December 31, 2013 included:

•	poplar plantation land,

•	mortgage receivable from PRSC Limited Partnership and interest in PRSC Land Developments Ltd.

The results of discontinued operations, net of tax, are presented separately from the results of continuing operations in the consolidated statements of earnings (loss). Per share information and changes to other comprehensive income (loss) related to discontinued operations are presented separately from continuing operations. Cash flows from discontinued operations are not presented separately from cash flows from continuing operations in the consolidated statements of cash flows. All comparative periods are restated in the period that a component is classified as a discontinued operation. The discontinued Snowflake mill met the definition of a discontinued operation in 2013 before its disposal on January 30, 2013.

Pension and post-retirement benefits

We maintain various employee future benefit plans, which include defined benefit pension and post-retirement benefit plans. The company retains independent actuarial firms to perform actuarial valuations of the fair value of our defined benefit pension and post-retirement benefit plan assets and benefit obligations, and to advise on the amounts to be recorded in our financial statements. This information is determined using certain assumptions, based on historical and market data that have a direct impact on the fair value of the assets and obligations and on the charges disclosed in our financial statements. These assumptions include:

•	The discount rate, which is used to estimate the actuarial present value of the various plan obligations. The company, assisted by independent actuarial advisors, sets the discount rate assumption annually to reflect the rates available on high-quality debt instruments, with cash flows that are expected to match the timing and amount of expected benefit payments. As at December 31, 2013 a discount rate of 4.5% per year was determined by us in consultation with our independent actuarial advisors.

•	The long-term return on assets used to estimate the growth in the value of invested assets available to satisfy certain obligations. The company, with the assistance of independent actuarial firms, sets the expected rate of return on plan assets annually to reflect the current view of long-term investment returns. For 2013, a rate of return of 6.5% per year was determined by management in consultation with our independent actuarial advisors.

•	Salary increases used to estimate the impact that future compensation increases would have on pension and other post-retirement obligations. As at December 31, 2013 a rate of compensation increase of 2.0% per year was determined by management in consultation with our independent actuarial advisors.

•	Health care trend rates and mortality rates used to estimate the impact that future health care costs would have on pension and post-retirement obligations. As at December 31, 2013 a health care trend rate of 6.0% per year was determined by management in consultation with our independent actuarial advisors. The health care trend rate is assumed to remain at 6.0% per year for 2013 and 2014 and is assumed to decline by 0.5% per year annually, until it reaches the ultimate health care trend rate assumption of 4.5% per year.

Actual experience can vary significantly from estimates and could have a material impact on the estimated cost of employee benefit plans and future cash requirements.

40

The following table provides a sensitivity analysis of the assumed overall health care cost trend rate used in measuring the net pension benefit obligation, and the net obligation for other employee future benefits and related net periodic benefit cost for 2013. This sensitivity analysis should be used with caution as it is hypothetical and changes in the health care cost trend rate may not be linear.

	Pension benefit plans		Other benefit plans
(In millions of dollars)	Net benefit obligation	Net 2013 expense	Net benefit obligation	Net 2013 Expense
Assumed overall health care cost trend
Impact of:
1% increase	N/A	N/A	18.0	1.0
1% decrease	N/A	N/A	(15.5)	(0.9)

Special Portability Election

Members of the Salaried Plan who exercised the election under the special portability election option received their lump-sum payments in July 2013. These lump-sum payments represented a partial settlement of the Salaried Plan in the third quarter. On the effective settlement date, deemed for accounting purposes to be July 1, 2013, we measured the fair value of plan assets and the projected benefit obligation of the Salaried Plan with the assistance of our independent actuaries and recognized a net actuarial gain of $15.1 million. The net actuarial gain included a settlement credit of $16.6 million; members who exercised the election exchanged pension benefits with total commuted value (defined below) of $59.6 million for reduced lump-sum payments (defined below) of $38.3 million and quarterly top-up payments over the next four years totaling 8% of commuted value with a present value of $4.7 million on July 1, 2013.

A portion of net actuarial gain of $2.6 million, pro-rated based on the percentage of benefit obligations settled under the special portability election option, was reclassified from accumulated other comprehensive income to earnings.

Reduced lump-sum payments were calculated as the commuted value of future pension payments multiplied by the solvency ratio of the Salaried Plan on December 31, 2012. Commuted value was the amount a plan member needed to invest on December 31, 2012 to provide for future pension benefits, incorporating an interest rate based on Government of Canada bonds.

Variable interest entities

On March 20, 2013, the company sold its 50.001% interest in PREI for proceeds of $33.0 million. Up to the date of sale, we consolidated 100% of PREI’s balances in our consolidated results as Powell River Energy was a variable interest entity in which the company was the primary beneficiary. The sale did not affect existing operating arrangements between the company and PREI, including the power purchase agreement, and we will continue to purchase 100% of the power generated by its two hydroelectric stations.

The company is no longer the primary beneficiary of PREI subsequent to the sale of its equity interest and the settlement of its affiliate loans. Although the power purchase arrangement continues, we do not own any of PREI’s equity, do not control its Board of directors, and do not direct PREI’s activities and operations to ensure that the terms of the power purchase agreement are met.

The balances and accounts of PREI and the 50% included in non-controlling interest were therefore derecognized on the date of sale, a gain on sale was recognized in the consolidated statement of earnings (loss) for the difference between the net proceeds on sale after settlement of the affiliate loans and the book value of assets and liabilities derecognized, and operating lease payments subsequent to the sale were included in the consolidated statement of earnings (loss) as a component of energy cost.

Provision for bad debts and allowance for doubtful accounts

We regularly review the collectability of our accounts receivable. We record our allowance for doubtful accounts based on our best estimate of any potentially uncollectible accounts by highlighting those that are specifically high risk and applying judgment to arrive at an estimate. Consideration is given to current economic conditions and specific customer circumstances to determine the amount of any bad debt expense to be recorded. Accounts receivable balances for individual customers could potentially be material at any given time. We manage our credit risk principally through credit policies, which include the analysis of the financial position of our customers and the regular review of their credit limits and payment terms. We also subscribe to credit insurance for a majority of our receivables, periodically purchase accounts receivable puts on certain customers, and obtain bank letters of credit for some export markets and customers. Our estimate of the required allowance is a matter of judgment and the actual loss eventually sustained may be more or less than estimated.

41

As at December 31, 2013 Accounts receivable comprised 14.8% of total assets. Included in this balance was a provision of $1.8 million for doubtful accounts, or 1.5% of accounts receivable (as at December 31, 2012 - $2.2 million for doubtful accounts, or 1.9% of accounts receivable). We believe our allowance for doubtful accounts as at December 31, 2013 is adequate to provide for probable losses existing in accounts receivable.

Fair value measurement

We measure our derivative and non-derivative financial instruments at fair value, defined as the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements, we consider the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.

An established fair value hierarchy requires the company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is both available and significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1 –	Quoted prices in active markets for identical assets or liabilities.

Level 2 –	Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The determination of fair value requires judgments, assumptions and estimates and may change over time.

As at December 31, 2013 we did not have any currency or commodity contracts which have been designated as hedging instruments.

Income taxes

The amounts recorded for deferred income tax assets and liabilities are based on various judgments, assumptions and estimates. Deferred tax assets and liabilities are measured using enacted tax rates for the years in which assets and liabilities are expected to be recovered or settled. A projection of taxable income and estimates of the ultimate recovery or settlement of temporary differences are made for these years. The projection of future taxable income is based on management’s best estimate and may vary from actual.

At December 31, 2013 the company provided a full valuation allowance against its deferred tax assets. As a result, no net deferred tax asset was recorded. A one-percentage-point change in our reported effective income tax rate would have minimal effect on our income tax expense or recovery.

In addition, we record provisions for federal, provincial and foreign taxes based on the respective tax laws of the jurisdictions in which we operate and on our judgment as to the appropriate allocation of income and deductions to these jurisdictions. Canadian, U.S. and international tax laws are subject to interpretation and our judgment may be challenged by taxation authorities. In such circumstances, the final resolution can result in settlements that differ from our estimated amounts.

14.	Changes in Accounting Policies

There were no new pronouncements or recent amendments issued by the Financial Accounting Standards Board (FASB) to the Accounting Standards Codification that materially impacted our consolidated financial statements or disclosures in 2013.

42

15.	Impact of Accounting Pronouncements Affecting Future Periods

There were no new pronouncements issued by the FASB that may materially impact our consolidated financial statements for future periods.

16.	Risks and Uncertainties

We face risks and uncertainties which fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy and, for Canadian companies, trade barriers and potential impacts of Aboriginal rights, including unresolved Aboriginal land claims in B.C.

In order to address our business risks and effectively manage them, we have developed a process for managing risk and the interrelationship risks have with our strategic plan. We provide regular updates to the Audit Committee, work with corporate and operational management to identify, measure, and prioritize the critical risks facing the company and manage these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate. The objectives of the risk-management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful

Our ability to service our debt obligations or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to fund our day-to-day operations or to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay capital expenditures or to sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We may not be able to affect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreement that governs the ABL Facility and the indentures that govern our 11% senior secured notes due 2017 ( 2017 Notes) and the Exit Notes restrict our ability to dispose of assets and use the proceeds from any such dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or obtain proceeds in an amount sufficient to meet any debt service obligations when due. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations under the 2017 Notes, the Exit Notes and the ABL Facility.

If we cannot service our debt obligations, we will be in default and as a result, holders of the 2017 Notes and Exit Notes could declare all outstanding principal and interest to be due and payable, the lenders under the ABL Facility could terminate their commitments to loan money, our secured lenders could foreclose against the assets securing such borrowings and we could be forced into bankruptcy or liquidation.

Our degree of leverage may limit our financial and operating activities

Our historical capital requirements have been considerable and our future capital requirements could vary significantly and may be affected by general economic conditions, wood fibre supply, currency exchange rates, industry trends, performance, interest rates and many other factors that are not within our control. Subject to the limits contained in the credit agreement that governs the ABL Facility and the indentures that govern the 2017 Notes and the Exit Notes, we may be able to incur additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Our substantial level of indebtedness has had in the past, and could have in the future, important consequences, including the following:

•	making it more difficult for us to satisfy our obligations with respect to our debt,

43

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, product developments, acquisitions or other general corporate requirements,

•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures and other general corporate purposes,

•	increasing our vulnerability to general adverse economic and industry conditions,

•	exposing us to the risk of increased interest rates as certain of our borrowings, including the Exit Notes and borrowings under the ABL Facility are at variable rates of interest,

•	limiting our flexibility in planning for and reacting to changes in our industry,

•	placing us at a disadvantage compared to other, less leveraged competitors, and

•	increasing our cost of borrowing.

We may not realize our anticipated cost savings from our cost savings initiatives

We have and continue to take steps to lower operating costs by implementing various cost savings initiatives. Certain of these initiatives included, but were not limited to, five-year competitive labour agreements in British Columbia to help reposition the business, lower property tax rates for all three mills located in British Columbia, provincial approval of our application for funding relief on our salaried pension plan solvency deficit and implementation of the special portability option, disposal of surplus assets, and closure of the Snowflake recycle mill operations. Estimates of cost savings are inherently uncertain, and we may not be able to achieve all of the cost savings or expense reductions that we have projected. Our ability to successfully realize savings and the timing of any realization may be affected by factors such as the need to ensure continuity in our operations, labour and other contracts, regulations and/or statutes governing employee/employer relationships, and other factors. In addition, our implementation of certain of these initiatives has and is expected to require upfront costs. There can be no assurances provided that we will be able to successfully contain our expenses or that even if our savings are achieved that implementation or other expenses will not offset any such savings. Our estimates of the future expenditures necessary to achieve the savings we have identified may not prove accurate, and any increase in such expenditures may affect our ability to achieve our anticipated savings. If these cost-control efforts do not reduce costs in line with our expectations, our financial position, results of operations and cash flows will be negatively affected.

There is a limited trading market for the company’s common shares

Although our common shares are listed on the TSX, certain holders of common shares may also be creditors of the company and there is no certainty of a viable trading market for the common shares.. The potential lack of liquidity for the common shares may make it more difficult for us to raise additional capital, if necessary, and it may affect the price volatility of the common shares. There can also be no assurance that a holder will be able to sell its common shares at a particular time or that the prices such holder receives when it sells will be favorable. Future trading prices of the common shares will depend on many factors, including our operating performance and financial condition.

As a result of the Plan, certain holders of common shares may also be creditors of the company and may seek to dispose of such securities to obtain liquidity. Such sales could cause the trading prices for these securities to be depressed. Further, the possibility that the holders of common shares may determine to sell all or a large portion of their shares in a short period of time may adversely affect the market price of the common shares.

Our business is of a cyclical nature and demand for our products may fluctuate significantly

The markets for pulp and paper products are highly cyclical and are characterized by periods of excess product supply due to many factors, including additions to industry capacity, increased industry production, structural changes in the industry, periods of weak demand due to weak general economic activity or other causes, and reduced inventory levels maintained by customers.

Demand for forest products generally correlates to global economic conditions. Demand for pulp and paper products in particular is driven primarily by levels of advertising. In periods of economic weakness, reduced spending by consumers and businesses results in decreased demand for forest products, causing lower product prices and possible manufacturing downtime. The North American newsprint and directory paper market is mature with demand for newsprint declining significantly in the last five years.

44

We believe these declines in newsprint and directory paper demand will continue long term, although we have the ability to partially mitigate the impact by switching production from newsprint and directory paper to other paper grades. Demand for our products is traditionally weaker in the first half of the year.

As at December 31, 2013 one of the paper machines at our Crofton mill has been indefinitely curtailed. Should demand for our products weaken, additional indefinite or periodic production curtailments may be required, which could have an adverse impact on our financial condition and ability to generate sufficient cash flows to satisfy our operational needs and debt service requirements.

We operate in a commodity market where prices may fluctuate significantly

The pulp and paper industry is a commodity market in which producers compete primarily on the basis of price. Prices for our products have fluctuated significantly in the past and may fluctuate significantly in the future, principally as a result of market conditions of supply and demand, as well as changes in exchange rates. Our earnings are sensitive to price changes for our principal products, with the effect of price changes on newsprint and mechanical specialty printing paper grades being the greatest. Market prices for our products typically are not directly affected by input costs or other costs of sales and, consequently, we have limited ability to pass through increases in operating costs to our customers without an increase in market prices. Even though our costs may increase, our customers may not accept price increases for our products or the prices for our products may decline. As our financial performance is principally dependent on the prices we receive for our products, prolonged periods of low prices, customer refusal to accept announced price increases, or significant cost increases that cannot be passed on in product prices may be materially adverse to us.

Media trends may lead to continued declines in demand for our products

Trends in advertising, Internet use and electronic data transmission and storage have had and continue to have adverse effects on traditional print media.  As our newsprint, telephone directory and retail customers increase their use of other forms of media and advertising, demand for our newsprint, uncoated mechanical and coated mechanical papers may continue to decline on a long-term basis.

We are subject to exchange rate fluctuations

Nearly all of our sales are based upon prices set in U.S. dollars, while a substantial portion of our costs and expenses are incurred in Canadian dollars and our results of operations and financial condition are reported in Canadian dollars. Increases in the value of the Canadian dollar relative to the U.S. dollar reduce the amount of revenue in Canadian dollar terms from sales made in U.S. dollars, and would reduce cash flow available to fund operations and debt service obligations.

Since we have debt denominated in U.S. dollars, including our 2017 Notes and our Exit Notes, our reported earnings could fluctuate materially as a result of exchange rates given that changes in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period result in a foreign currency gain or loss on the translation of U.S. dollar cash and debt into Canadian currency.

We manage a part of our currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S. dollar denominated debt. However, no assurance can be made that we will engage in any hedging transactions or, if we decide to engage in any such transactions, that we will be successful in eliminating or mitigating currency exchange risks.

We face significant global competition

We compete with American, European and Asian producers in highly competitive global markets. Some of our competitors are larger and can accordingly achieve greater economies of scale, some have greater financial resources and some operate mills in locations that have lower energy, furnish or labour costs or have less stringent environmental and governmental regulations than the locations where we operate.

Our ability to compete is affected by a number of these factors as well as the quality of our products and customer service and our ability to maintain high plant efficiencies and operating rates and to control our manufacturing costs. If we were unable to compete effectively, there may be a materially adverse impact on our business.

We face risks related to our international sales

A significant portion of our sales are outside of Canada and the United States, 100% of our pulp sales and 22% of our paper sales in 2013. These international sales result in additional risks including restrictive government actions (including trade quotas, tariffs and other trade barriers and currency restrictions), local labour laws and regulations affecting our ability to hire, retain or dismiss employees, the need to comply with multiple and potentially conflicting laws and regulations, unfavourable national or regional business conditions or political or economic instability in some of these jurisdictions, higher transportation costs and difficulty in obtaining distribution and sales support.

45

We are exposed to fluctuations in the cost and supply of wood fibre

We have no significant timber holdings and are dependent on third parties for the supply of wood fibre required for our paper manufacturing operations.

Approximately 67% of our fibre is provided by five suppliers. Our fibre supply could be reduced as a result of events beyond our control, including industrial disputes, natural disasters and material curtailments and shutdown of operations by suppliers for market or other reasons. Market-related curtailments or shutdowns can be influenced by both seasonal and cyclical factors, such as raw material availability, finished goods inventory levels, interest rates and demand for lumber. Weakness in the U.S. housing market could lead to production curtailment for B.C. lumber producers and result in a reduction in residual fibre supply available to us.

We source a significant quantity of our fibre from the interior of B.C. The current mountain pine beetle infestation in the B.C. interior is expected to reduce the long-term fibre supply in the B.C. interior and could have a significant impact on the availability, quality and cost of fibre.

Approximately 68% of our fibre is sourced under long-term fibre agreements with third parties with pricing based on market prices or on prices determined under market-based formulas. Given that the market price for fibre varies due to external factors, there is a risk that we will not continue to have access to wood fibre at previous levels or pricing.

Aboriginal groups have claimed aboriginal title over substantial portions of B.C.’s timberlands, including areas where the forest tenures held by our suppliers are located. Although the renewal of forest tenures held by our suppliers may be adversely affected by claims of aboriginal title, the specific impact cannot be estimated at this time

We are dependent on the supply of certain raw materials

In addition to wood fibre, we are dependent on the supply of certain chemicals and raw materials used in our manufacturing processes. Any material disruption in the supply of these chemicals or raw materials could affect our ability to meet customer demand in a timely manner and harm our reputation, and any material increase in the cost of these chemicals or other raw materials could negatively affect our business and the results of our operations.

We have incurred losses in recent periods and may incur losses in the future that may affect liquidity and ongoing operations

As of December 31, 2013 we had recorded net losses in 10 of the last 12 quarters. These losses were driven by reduced prices, weak market demand, production curtailments, general inflationary pressure and increased input costs and a strong Canadian dollar. Should we be unable to return to sustained profitability, cash generated through operations may be insufficient to meet operating cash requirements, requiring increased reliance on the ABL Facility to fund operating costs. If sufficient funding is not available under the ABL Facility, then additional funding sources may be required and there is no assurance that we will be able to access additional funding sources on favourable terms or at all to meet our cash requirements. The failure to obtain such funding could adversely affect our operations and our ability to maintain compliance with covenants under the ABL Facility, the 2017 Notes, and the Exit Notes.

Labour disruptions could have a negative impact on our business

Labour disruptions could occur and have a negative impact on our business. Our labour agreements with Unifor and PPWC for our manufacturing facilities expire on April 30, 2017 and the labour agreement with Unifor for our distribution facility expires on March 31, 2015. We do not anticipate labour disruptions in our operations in 2014.

We are dependent on third party transportation providers

We are dependent on third party service providers for the transportation of our raw materials and products by rail, truck, barge or ship. Material disruptions in the operations of our transportation service providers due to weather, seasonal impacts, labour disruptions or other factors could negatively affect our ability to meet customer demand in a timely manner and result in increased costs and a material adverse impact on our business, the results of our operations and reputation.

46

Claims of aboriginal title and rights in Canada may affect our operations

The ability to operate our mills in Canada may be affected by claims of aboriginal rights and title by aboriginal groups. The governments of Canada and B.C. have established a formal process to negotiate settlements with aboriginal groups throughout B.C. in order to resolve these land claims. It is the policy of the governments that ownership of lands held in fee simple by third parties (such as us) will not be affected by treaty negotiations. The Powell River mill site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by commencing an action in 2005 in the Supreme Court of B.C. While we and other industrial companies have been named as parties in the court proceeding along with the governments of Canada and B.C., counsel for the aboriginal group has advised us that the plaintiffs are currently negotiating with these two governments and have no intention of proceeding with the action at this time. Based on the history of similar proceedings, we expect that it would be many years before a final court decision could be rendered if the proceeding were pursued.

Recent Supreme Court of Canada decisions have confirmed that the governments of Canada and B.C. are obligated to consult with and, in certain circumstances, accommodate aboriginal groups whenever there is a reasonable prospect decision, such as a decision to issue or amend a regulatory permit, which may affect aboriginal groups’ rights or title. This duty of consultation and accommodation may affect our ability to obtain or amend necessary regulatory permits on a timely basis and may influence the conditions set out in such permits.

Increases in energy costs could have a negative impact on our business

Our operations consume a significant amount of electricity, natural gas and fuel oil. Increases in prices for these commodities can increase manufacturing costs and have an adverse impact on our business and results of our operations.

Although our electricity supply agreements are provincially regulated and pricing has historically been stable, B.C. Hydro and Power Authority (“B.C. Hydro”) in recent years has sought, and to some extent achieved, rate increases above historical levels. In the past three years, rate increases totaled 27% which added $30 million to our costs annually. In November, 2013 the British Columbia government announced a proposed 10 year electricity plan commencing in April, 2014. Based on our 2013 electricity consumption levels, this plan could result in an increase from 2013 levels in our electricity costs from 2013 levels totaling 27% over the first four years of the plan which results in increases in electricity costs of approximately $14 million in the first year of the plan, approximately $24 million in the second year of the plan and approximately $34 million per year in each of the next two years of the plan. If the plan is implemented in its present form, rate increases at these levels will have an impact on our earnings. We have mitigated some of the impact of rate increases in the past through reductions in usage at the highest incremental power rate and intend to further mitigate rate increases by implementing energy conservation projects and increasing our capacity to self-generate electricity. Although we are working with government and BC Hydro to identify and explore options and solutions to mitigate the effect of these increases, there can be no assurance that we will be able to eliminate or mitigate our exposure to the effect of all the rate increases.

Since oil and natural gas are purchased on spot markets, their prices fluctuate significantly due to various external factors. We manage our exposure to the price volatility for these fuels by using lower priced alternatives where feasible and in some circumstances through the use of financial instruments and physical supply agreements under a hedging program. There is, however, no assurance that we will be successful in eliminating or mitigating exposure to price volatility for these fuels.

We are subject to significant environmental regulation

We are subject to extensive environmental laws and regulations that impose stringent requirements on our operations, including, among other things, air emissions, liquid effluent discharges, water regulation, the storage, handling and disposal of hazardous materials and wastes, remediation of contaminated sites and landfill operation and closure obligations. It may be necessary for us to incur substantial costs to comply with such environmental laws and regulations.

Some of our operations are subject to stringent permitting requirements and from time to time we face opposition to construction or expansion of proposed facilities, such as landfills. We may discover currently unknown environmental liabilities in relation to our past or present operations or at our current or former facilities, or we may be faced with difficulty in obtaining project approvals in the future. These occurrences may (i) require site or other remediation costs to maintain compliance or correct violations of environmental laws and regulations, (ii) result in denial of required permits, (iii) result in government or private claims for damage to person, property or the environment, or (iv) result in civil or criminal fines and penalties or other sanctions.

Pulp and paper mills use significant amounts of water in their manufacturing operations. The British Columbia government is reviewing its water regulation legislation which may result in increased fees for water use and cost increases for measurement and reporting. It is too early to determine the impact on the company since the level of such increases has not been determined.

47

Our operations may be affected by the regulation of greenhouse gases (GHG) in Canada:

•	The Federal government has indicated its intent to regulate GHG emissions on a sector by sector basis in order to achieve their targeted reduction of 17% by 2020 based on 2005 emissions. The pulp and paper sector limits are expected to be based on an appliance basis where benchmarks are set for each type of combustion equipment. It is unknown what the federal government’s final position on this initiative will be, as the requirements have not been enacted into law but we may be required to incur additional capital expenditures to comply with these requirements.

•	British Columbia is a signatory to the Western Climate Initiative, a collaboration of four provinces and currently one U.S. state (California), whose mandate is to achieve a 15% reduction in GHGs below 2005 levels among member entities by 2020. In addition, the B.C. government has announced its goal of reducing the provincial release of GHGs by 33% by 2020, based on 2007 levels, with interim reduction targets of 6% by 2012 and 18% by 2016. B.C. has not issued regulations for this GHG reduction program at this time. It is too early to determine the impact on the company under such a program.

The finalization of Canadian federal and provincial climate change regulation may depend on regulatory initiatives undertaken in the U.S. The United States has indicated its intention to introduce more stringent environmental regulation and implement policies designed to reduce GHG emissions through the Clean Air Act but the timing of the implementation of any national limits is uncertain.

The B.C. government imposed a broad based carbon tax on fossil fuels in 2008 which reached its maximum of $30/tonne of carbon dioxide equivalent emissions in 2012. The impact of the carbon tax depends on our ability to decrease the use of fossil fuel. For the year ended December 31, 2013 we paid $5.9 million in carbon taxes on our fossil fuel purchases.

Additional regulatory initiatives may be implemented in other jurisdictions to address GHG emissions and other climate change-related concerns. If, to the extent we operate or offer our products for sale in such jurisdictions, we may be required to incur additional capital expenditures, operating costs or mitigating expenses, such as carbon taxes, to comply with any such initiatives.

Equipment failures and the need to increase capital and maintenance expenditures could have a negative impact on our business

Our business is capital intensive. Our annual capital expenditure requirements vary due to differing requirements for current maintenance, expansion, business capital and environmental compliance and future projects. We regularly carry out maintenance on our manufacturing equipment but key components may still require repair or replacement. The costs associated with such maintenance and capital expenditures or our inability to source the necessary funds to enable us to maintain or upgrade our facilities as required could have an adverse effect on our business and operations.

In addition, we may from time to time temporarily suspend operations at one or more facilities to perform necessary maintenance or carry out capital projects. These temporary suspensions could affect the ability to meet customer demand in a timely manner and adversely affect our business.

We may be subject to litigation which could result in unexpected costs and expenditure of time and resources

We may from time to time be subject to claims and litigation proceedings generally associated with commercial and employment law issues. Given that these claims are subject to many uncertainties and the inability to predict with any certainty their outcomes and financial impacts, there is no guarantee that actions that may be brought against us in the future will be resolved in our favour or covered by our insurance. Any losses from settlements or adverse judgments arising out of these claims could be materially adverse to our operations and business.

The Snowflake mill sources water from groundwater wells in the vicinity of the Little Colorado River for its process requirements. The Little Colorado River Adjudication, filed in 1978, is pending in the Superior Court of Arizona, Apache County. The purpose of this adjudication is to determine the nature, extent and relative priority, if applicable, of the water rights of all claimants to the Little Colorado River system and sources. There are more than 3,500 participants.. Native American tribes and the United States government contend that the Snowflake mill’s withdrawal and use of groundwater impermissibly interferes with water rights to the Little Colorado River. We dispute this contention. However, an adverse determination could result in claims for damages that may be materially adverse to us.

48

In addition, securities class-action litigation often has been brought against public companies following periods of volatility in the market price of their securities. It is possible that we could be the target of similar litigation in future. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

We extend trade credit to our customers and they may not pay us promptly or in full

We extend trade credit to many purchasers of our products and rely on their creditworthiness. Some of these customers operate in highly competitive, mature, cyclical or low-margin businesses and some are highly leveraged financially or are experiencing negative cash flows which may result in them needing to refinance, restructure or file for bankruptcy protection or bankruptcy. We will typically have a greater number of such customers during economic downturns. The failure of such customers to pay us promptly and in full under the credit terms we extend to them could have a material adverse impact on our operating cash flows.

We are dependent upon certain of our management personnel

The success of our operations is influenced to a significant degree by our ability to attract and retain senior management with relevant industry experience. Successful implementation of our business strategy is dependent on our ability to attract and retain our executive officers and management team. The unexpected loss of services of any key management personnel or the inability to recruit and retain qualified personnel in the future could have an adverse effect on our business and financial results.

Consumer boycotts or increases in costs due to chain-of-custody programs may adversely affect demand for our products

Some of our customers are sensitive to issues associated with harvesting of old growth forests and require us to supply products that are not produced from these forests. A growing number of customers want to purchase products that originate from sustainable managed forests as validated by certification programs. We have implemented The Forest Stewardship Council chain-of-custody system to verify that selected paper products at our Crofton, Port Alberni and Powell River mills contain 100% certified wood fibre, but we may be required to implement additional or more stringent chain-of-custody certification programs with increased costs to meet our customers’ demands. Demand for our products may be adversely affected if we do not implement such programs or if we become subject to organized boycotts or similar actions by environmental or other groups.

Our insurance has limitations and exclusions

We maintain insurance coverage that we believe would ordinarily be maintained by an operator of facilities similar to our own. The insurance policies are subject to limits and exclusions. Damage to or destruction of our facilities could accordingly exceed the limits of our policies or be subject to policy exclusions.

Our mills are located in seismically active areas

Our three operating mills are situated adjacent to the ocean on the south coast of B.C. This is a seismically active area and these mills and the surrounding transportation infrastructure are accordingly susceptible to risk of damage or destruction caused by earthquakes and tsunamis. Our insurance may not cover the total losses associated with damage or destruction caused by an earthquake or tsunami, and this insurance is subject to limits and deductibles in respect of such damage that may limit the amount recoverable.

Post-retirement plan obligations may affect our financial condition

We maintain defined benefit pension plans and other post-retirement benefit plans for certain retired employees. As at December 31, 2013 the underfunded liability associated with the defined benefit pension plans was $117.3 million and the underfunded liability associated with the other post-retirement benefit plans was $151.8 million. Funding requirements for these plans are dependent on various factors, including interest rates, asset returns, regulatory requirements for funding purposes, and changes to plan benefits. In 2014, we are required to contribute $4.5 million towards the underfunded liability of the defined benefit pension plans. Although we expect to continue to make contributions to fund post-retirement plan obligations and to meet legal funding obligations for the defined benefit pension plan, no assurance can be made that the underfunded liability under these plans will not be materially adverse to us in the future.

A change in our legal control could be materially adverse

We have outstanding US$250 million of 2017 Notes and US$19.4 million of Exit Notes. If a Change of Control (as such term is defined in the indentures governing these notes) occurs, we are required to make an offer to purchase all outstanding notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of payment, in accordance with the procedures set out in the indentures. We may not have sufficient financial resources to fund any such repurchase.

49

17.	Governance and Management Systems

Corporate governance

Our senior governing body is made up of a seven-member Board of directors and three Board committees. The individuals who make up our Board and serve on our committees provide high-level stewardship, supervise corporate management, and ensure our information-disclosure requirements are met.

Our corporate directors are responsible for increasing and preserving shareholder value and fostering our long-term success, while considering the interests of a range of shareholders. This involves assessing risks and performance relating to both financial and non-financial measures.

Board committees

Our three standing Board committees consist of an audit committee, an environmental health and safety committee and a governance, human resources and compensation committee. These committees establish principles, evaluate compliance and monitor performance in these areas. Designated executives and senior operational leaders report to these committees quarterly.

The governance, human resources and compensation committee is responsible for best-practices monitoring, annual board effectiveness evaluations, and director development.

As of the end of 2013, six of seven directors, including the Board chair and excepting only the president and CEO, were independent.

Risk and management systems

We recognize the importance of good risk and management systems. We maintain a comprehensive inventory of major risks and management responses, including probability and severity assessments, which are reviewed by our Board’s audit committee every year.

Code of conduct

We have a Code of Corporate Ethics and Behaviour that applies to directors, executives and employees, and is reviewed and committed to by salaried employees each year. Breaches of this code can be reported through an anonymous phone line or other methods, but no reports were received in 2013.

Our governance practices meet or exceed the effective governance guidelines of our listing stock exchange. For more information on our governance, visit http://catalystpaper.com/about/governance.

18.	Sensitivity Analysis

Our earnings are sensitive to fluctuations in:

Product price

Our products are commodity-based and cyclical in nature. As a result, earnings are sensitive to price changes, with price changes on specialty printing paper grades and newsprint having the greatest effect.

Foreign exchange

Our products are primarily sold in Canada, the United States, Asia and Australasia, Latin America and Europe. The majority of sales are denominated in foreign currencies, principally the U.S. dollar. As a result, we are exposed to foreign currency risk on accounts receivable and future sales.

Energy costs

Our earnings could be significantly affected by changes in prices and terms of energy-supply contracts, as we are a significant consumer of electrical power, fossil fuels and input materials whose pricing is highly correlated to energy costs.

50

Freight costs

Our earnings could be significantly affected by changes in the cost of freight, which is highly corrected with fuel prices. Fuel prices fluctuate significantly and are sensitive to general economic factors such as supply shocks and global economic growth.

Fibre

Our supply of fibre is subject to market influences and has some degree of variability. Fibre supply includes wood chips, logs, hog fuel and ONP.

Our adjusted EBITDA, net earnings and earnings per share are estimated to be affected by changes in product prices, foreign exchange and input costs as follows:

(In millions of dollars, except per share amounts)	Adjusted EBITDA [1]	Net earnings [2]	Earnings per share
Product prices [3]
A US$10 per tonne change in the sales price of:
Specialty printing papers	$8	$6	$0.40
Newsprint	3	2	0.16
Pulp	3	2	0.16
Foreign exchange [4]
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	7	5	0.37
Energy cost sensitivity [5]
A 5% change in the price of:
Natural gas and oil – direct purchases	1	1	0.06
Electricity – direct purchases	7	5	0.37
Freight cost sensitivity
A US$5/bbl change in the price of West Texas Int. (WTI) Oil	3	2	0.16
Fibre sensitivity [5]
A US$5 per unit change in the price of: Wood chips (bone dry tonnes)	8	6	0.40

1	Refer to section 12, Non-GAAP measures.

2	Based on an expected long-term tax rate of 26%.

3	Based on annualized sales of Q4 2013 and foreign exchange rate of US$0.95.

4	Based on Q4 2013 annualized net cash flows and a movement to US$0.96 from US$0.95 and excluding our hedging program and the impact of the translation of U.S. dollar denominated debt.

5	Based on Q4 2013 annualized consumption levels and an exchange rate of US$0.95.

19.	Outlook

Economy

The global economies stabilized in 2013 lead by a rebound in the United States and continued growth in China. The U.S. economy is expected to improve in 2014 led by employment gains and a housing market recovery. A mix of a strengthening U.S. economy and a weakening Canadian economy has resulted in some weakness in the Canadian dollar.  The continued volatility of the Canadian dollar may significantly impact our operating and net earnings, cash flow and liquidity.

Markets

Specialty printing paper markets are expected to remain challenging in 2014 with the continued migration to electronic media.  Demand for coated and uncoated mechanical is expected to drop in 2014. Operating rates and prices for coated and uncoated mechanical are expected to weaken in the first half of 2014 before the seasonally stronger second half of the year. Demand for directory paper will continue to decline due to paper conservation moves by publishers and migration to electronic media.  Poor demand conditions and weaker operating rates for directory paper are expected to lead to slightly lower prices for 2014 compared to 2013.

51

Newsprint demand in 2014 is expected to contract further due to declining circulation, page count reductions, conservation measures by publishers, and continued migration of information and advertising to the Internet.  North America exports are expected to be similar in 2014 to the previous year and recent capacity conversions and closures are expected to keep prices stable in the first quarter. Newsprint prices for the remainder of the year will depend on the supply and demand balance.

The NBSK market improved in the fourth quarter with the implementation of a number of price increases. The momentum of these price increases is expected to continue into the first quarter of the year. Balanced inventories and a growing Chinese economy are expected to increase demand for pulp; however, increased hardwood pulp capacity increases in 2014 may reduce operating rates and pulp prices. Chinese buying patterns and requirements are expected to continue to drive the market in 2014.

Operations and capital spending

Price pressure for key inputs is expected to be marginal with the exception of power where we are expecting to see rate increases from BC Hydro and furnish where we are seeing increased fibre costs as a result of higher pulp markets. Labour, fossil fuel, chemicals are expected to be similar to 2013. We expect maintenance costs for 2014 to be similar to 2013 levels.

The company commenced hedging a portion of its U.S. dollar denominated sales in the first quarter of 2014 in accordance with its policy to manage currency risk when the Canadian dollar declined below US$0.90.

The following table summarizes major planned maintenance shutdown costs and related production downtime for 2014:

	2014
	Q1		Q2		Q3		Q4		Total
Mill Location	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impacet	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impace	Mtce Cost ($mm)
Alberni
TMO	–	–	–	–	–	–	–	–	–	–
Boilers	–	–	–	0.2	–	1.6	–	0.2	–	2.0
Crofton
TMO	–	–	–	–	–	–	–	–	–	–
Pulp	–	–	6,100	6.3	–	–	7,800	6.5	13,900	12.8
Boilers	–	–	–	–	–	3.6	–	–	–	3.6
Powell
TMO	–	–	–	–	9,800	1.0	–	–	9,800	1.0
Capital	–	–	–	–	–	–	–	–	–	–
Boilers	–	–	–	–	–	3.1	–	–	–	3.1
Total	–	–	6,100	6.5	9,800	9.3	7,800	6.7	23,700	22.5

The Crofton No. 1 machine will continue to be indefinitely curtailed in 2014.

Capital spending is expected to be approximately $20 million in 2014; however, capital will be managed to balance cash flow.

Q1, 2014 costs are expected to be similar to Q4, 2013 in specialties and newsprint, and lower in pulp as a result of not having a major maintenance shutdown in Q1, 2014.

Liquidity, debt maturities and covenants

We do not currently anticipate any significant uses of cash in 2014 other than for our operations, working capital fluctuations, interest payments, pension funding of the Salaried DB Plan and the PACE Industry Union-Management multi-employer pension plan.

52

20.	2014 Key Objectives

In 2014, we will focus on objectives and initiatives in four areas:

Social

•	Safety: 20% reduction in medical incidents and LTIs vs. 2013, with the long term goal of achieving top quartile performance (MIR < 1.0).

•	Establish Catalyst as employer of choice and develop best in class employee recruitment and retention programs.

Financial

•	Deliver cash flow positive results in 2014.

•	Reduce interest cost and debt levels.

•	Mitigate the impact of energy cost rate increases.

•	Continuously reduce costs and improve productivity in all of our operations through identifying and implementing opportunities for operational improvement and efficiency, capital planning and cost reviews.

Commercial

•	Expand geographic reach of Catalyst Paper into emerging world markets of Latin America and Asia.

•	Continue growth of new value added paper products (Marathon Lite and Ascent as the top two priorities).

•	Increase breadth of product range and solidify position as the most flexible and diverse producer and marketer of paper in the west.

Environmental

•	Work with community stakeholders to identify and implement sustainable watershed management solutions.

•	Adhere to high international standards for transparency and reporting of performance on social, governance and environmental factors.

21.	Disclosure Controls and Internal Control over Financial Reporting

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was conducted under the supervision and with the participation of management, including the chief executive officer and chief financial officer, as of December 31, 2013. Based on the evaluation, our chief executive officer and chief financial officer concluded that such disclosure controls and procedures – as defined in Canada under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in Rules 13a-15(e) and 15d-15(e) promulgated under the United States Securities Exchange Act of 1934, as amended (the U.S. Exchange Act) – are effective as at December 31, 2013.

It should be noted that while our disclosure controls and procedures are designed to provide a reasonable level of assurance of achieving their objectives, our chief executive officer and chief financial officer do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There were no changes in our internal control over financial reporting during the period ended December 31, 2013 that materially affected or are reasonably likely to materially affect our internal control over financial reporting. On March 20, 2013, we sold our interest in PREI, a variable interest entity in which we were the primary beneficiary until the sale of our interest. As a result, our disclosure controls and procedures and internal controls no longer apply to the financial reporting of PREI and there is no need to reference any exclusion of the controls, policies and procedures of PREI going forward.

53

Section 404 of the United States Sarbanes-Oxley Act, Management Assessment of Internal Controls (Section 404), continues to require that management (a) has the responsibility for establishing and maintaining an adequate internal control structure and procedure for financial reporting, and (b) assesses and reports on the effectiveness of internal control over financial reporting annually. As of December 31, 2013 management has assessed the effectiveness of the company’s internal control over financial reporting. Based on this assessment, management has determined the company’s internal control over financial reporting was effective as of December 31, 2013 and issued Management’s Report on Financial Statements and Assessment of Internal Control over Financial Statements dated March 4, 2014 to that effect.

The Board of directors’ Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of directors. The Board of directors has read and approved this MD&A. Through discussions with management, the Board of directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls.

Additional information about the company, including our most recent Annual Information Form, is available on our website at www.catalystpaper.com, or on the Canadian Securities Administrators’ electronic filing website at www.sedar.com.

54